UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: March 31, 2008

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A**	**02.429.144/0001-93**
4 - NIRE (State Registration Number)		
353.001.861.33		

01.02 - HEAD OFFICE

1 - ADDRESS				2 - DISTRICT
Rua Gomes de Carvalho, 1510 14º andar – Conjunto 2				Vila Olímpia
3 - ZIP CODE	4 - CITY			5 - STATE
04547-005	São Paulo			SP
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
019	3756-8018	-	-	
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
019	3756-8392	-	-	
15 - E-MAIL				
ri@cpfl.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME				
José Antonio de Almeida Filippo				
2 – ADDRESS			3 - DISTRICT	
Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			Jardim Santana	
4 - ZIP CODE	5 - CITY			6 - STATE
13088-900	Campinas			SP
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
019	3756-8704	-	-	
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
019	3756-8777	-	-	
16 - E-MAIL				
jfilippo@cpfl.com.br				

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2008	12.31.2008	1	01.01.2008	03.31.2008	4	10.01.2007	12.31.2007
09 - INDEPENDENT ACCOUNTANT					**10 - CVM CODE**		
KPMG Auditores Independentes					00418-9		
11. PARTNER IN CHARGE					**12 - CPF (INDIVIDUAL TAX ID)**		
Jarib Brisola Duarte Fogaça					012.163.378-02		

1

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 – Current Quarter 03.31.2008	2 –Previous Quarter 12.31.2007	3 – Same Quarter of Last Year 03.31.2007
Paid-in Capital			
1 - Common	479,910,938	479,910,938	479,756,730
2 - Preferred	0	0	0
3 - Total	479,910,938	479,910,938	479,756,730
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY **Commercial, Industrial and Other**
2 - STATUS **Operational**
3 - NATURE OF OWNERSHIP **Private National**
4 - ACTIVITY CODE **3120 – Administration and Participation Company - Electric Energy**
5 - MAIN ACTIVITY **Holding**
6 - CONSOLIDATION TYPE **Full**
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS **Unqualified**

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO/E	04.09.2008	Dividend	04.30.2008	ON	1.4979645300

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 – SIGNATURE

3

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 03/31/2008	4 - 12/31/2007
1	Total assets	6,644,184	6,442,445
1.01	Current assets	1,029,828	1,107,786
1.01.01	Cash and banks	4,890	17,803
1.01.02	Credits	1,016,074	1,085,251
1.01.02.01	Accounts receivable	0	0
1.01.02.02	Other receivables	1,016,074	1,085,251
1.01.02.02.01	Dividends and interest on shaherolder's equity	935,363	1,008,363
1.01.02.02.02	Financial investments	37,243	34,555
1.01.02.02.03	Recoverable taxes	33,468	31,899
1.01.02.02.04	Deffered taxes	9,673	10,107
1.01.02.02.05	Prepaid expenses	327	327
1.01.03	Material and supplies	0	0
1.01.04	Other	8,864	4,732
1.01.04.01	Derivatives	4,153	0
1.01.04.02	Other credits	4,711	4,732
1.02	Noncurrent assets	5,614,356	5,334,659
1.02.01	Long-term assets	585,625	595,548
1.02.01.01	Other receivables	176,308	181,199
1.02.01.01.01	Financial investments	93,659	97,521
1.02.01.01.02	Recoverable taxes	2,787	2,787
1.02.01.01.03	Deferred taxes	78,090	79,038
1.02.01.01.04	Prepaid expenses	1,772	1,853
1.02.01.02	Related parties	409,310	414,342
1.02.01.02.01	Associated companies	0	5,032
1.02.01.02.02	Subsidiaries	409,310	409,310
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	7	7
1.02.02	Permanent assets	5,028,731	4,739,111
1.02.02.01	Investments	5,022,203	4,732,232
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - goodwill	0	0
1.02.02.01.03	Permanent equity interests	3,399,786	3,077,514
1.02.02.01.04	Permanent equity interests - goodwill	1,622,417	1,654,718
1.02.02.01.05	Other investments	0	0
1.02.02.02	Property, plant and equipment	443	467
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred charges	6,085	6,412

4

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 03/31/2008	4 - 12/31/2007
2	Total liabilities and shareholders' equity	6,644,184	6,442,445
2.01	Current liabilities	921,561	762,251
2.01.01	Loans and financing	180,990	0
2.01.01.01	Interest on debts	180,490	0
2.01.01.02	Loans and financing	500	0
2.01.02	Debentures	3,737	15,983
2.01.02.01	Interest on debentures	3,737	15,983
2.01.03	Suppliers	4,868	14,029
2.01.04	Taxes and social contributions payable	113	273
2.01.05	Dividends and interest on equity	730,604	730,634
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	1,249	1,332
2.01.08.01	Accrued liabilities	82	96
2.01.08.02	Derivative contracts	5	22
2.01.08.03	Other	1,162	1,214
2.02	Non-current liabilities	494,722	725,360
2.02.01	Long-term liabilities	494,722	725,360
2.02.01.01	Loans and financing	0	183,756
2.02.01.01.01	Loans and financing	0	171,251
2.02.01.01.02	Interest on loans and financing	0	12,505
2.02.01.02	Debentures	450,000	450,000
2.02.01.03	Reserves	44,722	43,691
2.02.01.03.01	Reserve for contingencies	44,722	43,691
2.02.01.04	Related parties	0	0
2.02.01.05	Advances for future capital increase	0	0
2.02.01.06	Other	0	47,913
2.02.01.06.01	Derivative contracts	0	47,913
2.02.02	Deferred income	0	0
2.04	Shareholders' equity	5,227,901	4,954,834
2.04.01	Capital	4,741,175	4,741,175
2.04.02	Capital reserves	16	16
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	0	0
2.04.04	Profit reserves	213,643	213,643
2.04.04.01	Legal reserves	213,643	213,643
2.04.04.02	Statutory reserves	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Profit retention	0	0

5

2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserve	0	0
2.04.05	Retained earnings	273,067	0
2.04.06	Advance for future capital increase	0	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 01/01/2008 to 03/31/2008	4 - 01/01/2008 to 03/31/2008	5 – 01/01/2007 to 03/31/2007	6 - 01/01/2007 to 03/31/2007
3.01	Operating revenues	0	0	0	0
3.02	Deductions from operating revenues	0	0	0	0
3.03	Net operating revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	0	0	0	0
3.06	Operating expenses/income	275,435	275,435	471,819	471,819
3.06.01	Sales and marketing	0	0	0	0
3.06.02	General and administrative	(4,348)	(4,348)	(5,932)	(5,932)
3.06.03	Financial	(42,489)	(42,489)	(18,193)	(18,193)
3.06.03.01	Financial income	12,087	12,087	8,093	8,093
3.06.03.02	Financial expenses	(54,576)	(54,576)	(26,286)	(26,286)
3.06.03.02.01	Goodwill amortization	(32,301)	(32,301)	(25,193)	(25,193)
3.06.03.02.02	Other financial expenses	(22,275)	(22,275)	(1,093)	(1,093)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0

7

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 01/01/2008 to 03/31/2008	4 - 01/01/2008 to 03/31/2008	5 – 01/01/2007 to 03/31/2007	6 - 01/01/2007 to 03/31/2007
3.06.06	Equity in subsidiaries	322,272	322,272	495,944	495,944
3.06.06.01	Companhia Paulista de Força e Luz	172,062	172,062	213,417	213,417
3.06.06.02	Companhia Piratininga de Força e Luz	32,782	32,782	89,012	89,012
3.06.06.03	CPFL Geração de Energia S.A.	40,336	40,336	88,700	88,700
3.06.06.04	CPFL Comercialização Brasil S.A.	25,105	25,105	74,394	74,394
3.06.06.05	Nova 4 Participações Ltda	0	0	(4,725)	(4,725)
3.06.06.06	CPFL Serra Ltda	0	0	33,705	33,705
3.06.06.07	CPFL Comercialização Cone Sul S.A.	0	0	1,441	1,441
3.06.06.08	Rio Grande Energia S.A.	40,000	40,000	0	0
3.06.06.09	Perácio Participações S.A.	7,577	7,577	0	0
3.06.06.10	Companhia Luz e Força Santa Cruz	4,410	4,410	0	0
3.07	Income (loss) from operations	275,435	275,435	471,819	471,819
3.08	Nonoperating income/expense	(986)	(986)	1,863	1,863
3.08.01	Income	0	0	1,863	1,863
3.08.02	Expenses	(986)	(986)	0	0
3.09	Income before taxes on income and minority interest	274,449	274,449	473,682	473,682
3.10	Income tax and social contribution	0	0	(568)	(568)
3.10.01	Income tax	0	0	(568)	(568)
3.11	Deferred tax	(1,382)	(1,382)	(186)	(186)
3.11.01	Deferred social contribution	(434)	(434)	(26)	(26)
3.11.02	Deferred income tax	(948)	(948)	(160)	(160)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0

8

3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholder's equity	0	0	0	0
3.15	Net income for the period	273,067	273,067	472,928	472,928
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,910,938	479,910,938	479,756,730	479,756,730
	INCOME PER SHARE	0.56900	0.56900	0.98577	0.98577
	LOSS PER SHARE				

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. ("CPFL Energia" or "Company") is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

Subsidiary	Consolidation Method	March 31, 2008 Equity Interest - %		December 31, 2007 Equity Interest - %	
		Direct	Indirect (*)	Direct	Indirect (*)
Energy Distribution					
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Full	99.99	-	99.99	-
Rio Grande Energia S.A. ("RGE")	Full	100.00	-	100.00	-
Companhia Paulista de Energia Elétrica ("CPFL Leste Paulista")	Full	-	96.56	-	96.56
Companhia Jaguari de Energia ("CPFL Jaguari")	Full	-	90.15	-	90.15
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Full	-	87.80	-	87.80
Companhia Luz e Força de Mococa ("CPFL Mococa")	Full	-	89.75	-	89.75
Energy Generation					
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas")	Full	-	100.00	-	100.00
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Full	-	54.03	-	54.03
CERAN - Companhia Energética Rio das Antas ("CERAN")	Proportionate	-	65.00	-	65.00
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01	-	25.01
Foz do Chapecó Energia S.A. ("Fóz do Chapecó")	Proportionate	-	51.00	-	51.00
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72	-	48.72
Energy Commercialization					
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-	100.00	-
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Full	-	100.00	-	100.00
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Full	-	100.00	-	100.00
Sul Geradora Participações S.A. ("Sul Geradora")	Full	-	99.95	-	99.95
CPFL Planalto Ltda. ("CPFL Planalto")	Full	-	100.00	-	100.00

10

Services						
CPFL Serviços, Equipamentos, Indústria e Comércio S.A. ("CPFL Serviços")	Full	-	89.81	-	89.81	
Holding Company						
Perácio Participações S.A. ("Perácio")	Full	100.00	-	100.00	-	
Chumpitaz Participações S.A. ("Chumpitaz")	Full	100.00	-	100.00	-	
Makelele Participações S.A. ("Makelele")	Full	-	100.00	-	100.00	
CPFL Jaguariúna S.A. ("CPFL Jaguariuna")	Full	-	100.00	-	100.00	
Companhia Jaguari Geração de Energia ("Jaguari Geração")	Full	-	90.15	-	90.15	

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The parent company's and consolidated interim financial statements have been prepared in accordance with principles, practices and criteria consistent with those adopted for preparing the prior year's financial statements and should be analyzed together with those statements. These interim financial statements were prepared in accordance with generally accepted accounting principles in Brazil, rules of the Accounting Manual of the Public Electric Energy Service, standards defined by ANEEL, and the standards published by the Brazilian Securities Commission ("CVM").

In order to improve the information presented to the market, the Cash Flow and Added Value Statements for the quarter ended in March 31, 2008 and 2007, are presented as additional information, in APPENDICES I and II.

The Cash Flow Statements were prepared in accordance with the criteria established by *"FAS 95 – Statement of Cash Flows"*, with respect to the presentation format, within the context of registering the Company's financial statements with the Securities and Exchange Commission ("SEC").

Consolidation Principles

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Brasil, CPFL Santa Cruz, RGE and Perácio. The asset, liability, income and expense balances were fully consolidated. Prior to consolidation into the Company's financial statements, the financial statements of CPFL Geração, CPFL Brasil and Perácio are consolidated with those of their subsidiaries, fully (majority) controlled subsidiaries or proportionally (jointly) controlled subsidiaries, according to the rules defined in CVM Instruction No. 247/96.

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for the presented period.

All significant intercompany balances and transactions have been eliminated.

The accounting policies of the parent company's subsidiaries are consistent with those of the parent company. The main difference in accounting policies relates to the revaluation of property, plant and equipment recorded by the indirect subsidiary RGE, which is eliminated in the shareholders' equity base for calculation of equity interest and, consequently, in consolidation.

(3) REGULATORY ASSETS AND LIABILITIES

11

	Consolidated			
	Current		**Noncurrent**	
	March 31, 2008	**December 31, 2007**	**March 31, 2008**	**December 31, 2007**
Assets				
Consumers, Concessionaires and Licensees (note 5)				
Extraordinary tariff adjustment (a)	3,048	3,448	-	456
Free energy (a)	1,326	1,924	81	480
Tariff review - remuneration base (b.1)	-	1,443	-	-
Tariff review - depreciation (b.1)	948	13,147	-	-
Discounts on the TUSD and irrigation (b.3)	77,640	64,235	6,182	19,637
Other financial components	4,573	1,769	95	95
	87,535	**85,966**	**6,358**	**20,668**
Deferred Costs Variations				
Parcel "A" (a)	312,520	343,233	109,020	167,716
CVA (c)	306,957	189,216	64,782	38,178
	619,477	**532,449**	**173,802**	**205,894**
Prepaid Expenses (note 9)				
Other financial components	7,007	20,001	42	42
PIS and COFINS - Generators pass-through	515	1,210	-	-
Increase in PIS and COFINS (b.2)	2,396	25,097	-	-
Overcontracting of electric energy (b.2)	81	81,704	973	28,605
Low income consumers' subsidy - Losses (d)	39,489	55,967	-	-
	49,488	**183,979**	**1,015**	**28,647**

Liabilities

Suppliers (note 17)

Free energy (a)	(29,867)	(35,609)	-	(223)

Deferred Gains Variations

Parcel "A" (a)	(9,439)	(9,668)	(3,240)	(4,890)
CVA (c)	(301,163)	(220,370)	(28,926)	(63,499)
	(310,602)	**(230,038)**	**(32,166)**	**(68,389)**

Other Accounts Payable (note 22)

PIS and COFINS - Generators pass-through (b.2)	-	(8)	-	-
Reimbursement to the consumer – IRT recalculation (b.2)	(1,892)	(26,213)	-	-
Other financial components	(1,138)	(1,492)	(54)	(54)
Increase in PIS and COFINS (b.2)	(116,612)	(113,964)	-	-
Refund to consumer - Irrigation (b.3)	(2,070)	-	-	-
Refund to consumer - Overcontracting of electric energy (b.3)	(39,014)	(130)	(23,477)	(12)
Low income consumers' subsidy - Gains (d)	(9,208)	(8,553)	-	(71)
	(169,934)	**(150,360)**	**(23,531)**	**(137)**

Total	**246,097**	**386,387**	**125,478**	**186,460**

12

a) Rationing

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector". The agreement introduced an Extraordinary Tariff Increase of 2.9% on electric power supply to residential consumers (except those regarded as "low income consumers") and for rural and public lighting, and 7.9% for all other consumers, as a mechanism to reimburse the electricity sector for the losses incurred as a result of this program.

The changes in balances for the quarter ended in March 31, 2008 in relation to RTE, Free Energy and Parcel "A", net of the provision for losses, are shown below:

	Consolidated			
		Free Energy		
Description	RTE	Asset	Liability	Parcel "A" Net
Balances as of December 31, 2007	**3,904**	**2,404**	**(35,832)**	**496,391**
Monetary restatement	172	280	(117)	12,056
Provision for losses	(115)	(326)	78	-
Realization	(913)	(951)	6,004	(99,586)
Balances as of March 31, 2008	**3,048**	**1,407**	**(29,867)**	**408,861**

• **Extraordinary Tariff Adjustment (RTE)** – Corresponds to the loss of revenue determined by comparison of the sales revenues from energy effectively recorded in the rationing period, and projected revenue for this period, not taking into account the effects of the Energy Rationing Program.

Due to the deadline's end of other distributors, the RTE balance refers to the indirect subsidiary CPFL Sul Paulista, which established a provision for losses of R$ 2,136, based on estimated projections of revenue, taking into consideration the market growth and expectations of inflation, interest and regulatory aspects. The deadline established by ANEEL for recovery of the RTE by CPFL Sul Paulista is January 2009.

The distributors CPFL Paulista and CPFL Piratininga recorded losses of R$ 152,090 in previous years, due to the deadline for recovery of the full amount of the RTE having passed.

• **Electric energy from Independent Suppliers ("Free Energy")** – Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and self-producers of energy.

The distribution utilities collected the funds from the consumer through the extraordinary tariff adjustment and passed them on to the generators, according to the percentage established to each concessionaire, recording an asset and a liability. These amounts are monetarily restated in accordance with the ANEEL instructions.

13

The subsidiary CPFL Sul Paulista has a reserve for losses on realization of Free Energy amounting R$ 1,816.

Regarding the subsidiary RGE, the Free Energy regulatory asset derives from the assignment, by the distributor, of its quota of Itaipu to the rationing program. As in the case of the RTE, as of March 31, 2008, the subsidiaries RGE and CPFL Geração have a reserve for losses on realization of Free Energy amounting to a total of R$ 5,369. The subsidiary CPFL Geração also recorded a loss of R$ 4,521 relating to funds to be passed on by distributors, for which the deadlines for receipt have passed.

• **Parcel "A"** – Refers to the variation in the financial amounts of non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated based on the variation in the SELIC rate.

The subsidiaries CPFL Piratininga and CPFL Paulista started to offset Parcel "A" as from February 2007 and January 2008, respectively, using a mechanism similar to that used for the RTE. For the subsidiary CPFL Sul Paulista, amortization of parcel "A" will start from February 2009, over the period required to reach the amount recorded. In the case of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari, Parcel "A" was amortized in November 2007, September 2005, March 2007 and August 2005, respectively.

The amortization of Parcel "A" in the quarter for CPFL Paulista, CPFL Piratininga and CPFL Jaguariúna is as follows:

	Consolidated
	March 31, 2008
Energy purchased	72,149
System service charge	7,374
Fuel Consumption Account - CCC	21,629
RGR	(1,645)
Inspection fee	79
Total	**99,586**

b) Review and Adjustment Tariff

b.1) 1st Tariff review cycle (2003/2004)

a) CPFL Paulista – Depreciation Difference

In 2007, by Ratification Resolution nº 443, ANEEL amended the final result of the first periodic tariff review of the subsidiary CPFL Paulista, approved in April 2005, adjusting the energy supply tariffs by 20.66%, due to a review of the calculation of the average depreciation percentage used in the 2003 tariff review. The difference in income resulting from the change in the tariff adjustment from 20.29% to 20.66%, and of the Xe component of the X Factor from 1.1352% to 1.2530%, corresponds to a financial adjustment of R$ 44,868, which is being offset in the 2007 tariff adjustment. This regulatory asset was recorded in the "Consumers, concessionaires and licensees – Tariff review - Depreciation" account, including the effects of PIS and COFINS, and has been amortized since the adjustment.

14

b) CPFL Piratininga – Remuneration Base

In 2006, by Ratification Resolution nº 385, and in answer to the application filed by Bandeirante Energia S.A. ("Bandeirante") for reconsideration of the tariff review, ANEEL amended the amounts of the subsidiary CPFL Piratininga remuneration base.

In accordance with this amendment, ANEEL established that the electric energy supply tariffs should be reset at 10.14% . Accordingly, in line with the new provisional percentage established by ANEEL, the subsidiary CPFL Piratininga recorded a regulatory asset of R$ 26,970 in 2006, in the "Consumers, Concessionaires and Licensees" account, including PIS and COFINS, which was amortized until October 2007.

ANEEL Resolution nº 336, of 2001, concerning approval of the request for spin-off of Bandeirante and the partial transfer of its concession area to the subsidiary CPFL Piratininga, established that, in the first periodic tariff review, the lower of the rates of the two concessionaires would apply. As the rate for Bandeirante was 10.14%, against 11.52% for CPFL Piratininga, the rate of 10.14% applies.

ANEEL Order nº 3209, of October 22, 2007, ratified the result of the subsidiary CPFL Piratininga's first tariff review, making it final.

c) CPFL Santa Cruz, CPFL Mococa and CPFL Leste Paulista – Remuneration Base

In 2005, ANEEL finally approved the results of the first periodic tariff review of February 2004 for the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa. The differences between the provisional and the final percentages for subsidiaries CPFL Santa Cruz, CPFL Leste Paulista e CPFL Mococa were recovered until January 2008.

b.2) 2nd tariff review cycle (2007/2008)

ANEEL provisionally readjusted the tariffs and financial components relating to the tariff review on October 23, 2007, for the subsidiary CPFL Piratininga, on February 3, 2008, for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, on April 08, 2008, for the subsidiary CPFL Paulista and on April 19, 2008, for RGE, as detailed below:

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Piratininga	CPFL Paulista	RGE
Verified revenue	**213,312**	**87,989**	**54,148**	**77,145**	**92,390**	**2,136,914**	**5,175,546**	**1,950,452**
Parcel A - Total	**124,331**	**68,585**	**30,989**	**42,854**	**58,690**	**1,423,875**	**3,314,145**	**1,324,735**
Sector charges	21,504	12,294	4,687	8,072	10,594	257,170	540,872	191,416
Purchase of energy	85,546	46,524	21,357	26,643	37,956	954,779	2,394,482	948,665
Energy transmission	17,281	9,767	4,945	8,139	10,140	211,926	378,791	184,654
Parcel B - Total	**69,506**	**19,386**	**19,019**	**32,786**	**31,802**	**492,479**	**1,180,392**	**533,062**
Gross interes on capital	14,894	4,880	3,658	11,696	7,745	154,530	351,310	179,713
Depreciation rate	10,594	2,492	1,816	4,322	4,230	81,098	252,111	97,139
Reference company	42,555	11,794	13,419	16,581	19,602	244,232	542,368	241,662
Default	1,463	220	126	187	225	12,619	34,603	14,548
Income required (Parc. A + B)	**193,837**	**87,971**	**50,008**	**75,640**	**90,492**	**1,916,354**	**4,494,537**	**1,857,797**
(-) Other income	(1,291)	(291)	(411)	(569)	(860)	(13,152)	(27,276)	(12,170)
Net required revenue	**192,546**	**87,680**	**49,597**	**75,071**	**89,632**	**1,903,202**	**4,467,261**	**1,845,627**
Financial components	**5,013**	**(1,079)**	**1,366**	**777**	**(524)**	**15,767**	**3,336**	**187,320**
Financial repositioning	-9.73%	-0.35%	-8.40%	-2.69%	-2.98%	-10.94%	-13.69%	-5.37%
Financial components (*)	2.60%	-1.23%	2.75%	1.04%	-0.58%	0.83%	0.08%	10.15%
Total repositioning	**-7.13%**	**-1.58%**	**-5.65%**	**-1.65%**	**-3.57%**	**-10.11%**	**-13.61%**	**4.77%**
Factor Xe	**0.22%**	**2.10%**	**0.24%**	**1.07%**	**1.31%**	**0.73%**	**0.83%**	**0.66%**
Consumer perception (**)	**-8.14%**	**-3.56%**	**-8.15%**	**-1.45%**	**-7.11%**	**-15.29%**	**-17.21%**	**2.52%**

(*) In addition to the CVA (see item “c”), the main additional financial components are deferred tariff costs and gains variations Parcel “A” (“CVA”), overcontracting of electric energy, discounts on collection of TUSD, adjustments of connection charges, basic network and CUSD, and other components. In the subsidiary RGE 56% of the financial components refer to the subsidies to cooperatives located within the concession area.

(**) Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.

In the tariff review process of the subsidiary CPFL Paulista, ANEEL provisionally recalculated the amount to be passed on to the tariffs relating to “Overcontracting” as of December 31, 2007. The regulatory agency included a refund to the consumer of R$ 27,534 in the tariff review, while the balance at the same date was an asset of R$ 76,798.

The management of the subsidiary CPFL Paulista, analysing the process, reassessed their procedures and applied to the CCEE for reassessment of part of the transactions involving the supply agreement of electric energy dealed between the subsidiaries CPFL Paulista and CPFL Brasil.

Considering the aforementioned, pending the final result of the analysis by the regulatory agency, in March 2008 the subsidiary CPFL Paulista conservatively recorded a provision of R$ 39,853 for accounts receivable in relation to the CCEE reassessment for the period from January 2005 to February 2008, set against an increase of R$ 17,749 in CCEE revenue and a reduction of R$ 22,104 in CCEE cost. As a result of the reassessment, a provision of R$ 25,769 was recorded for the overcontracting asset and a provision of R$ 14,084 for a liability to refund to the consumers in the next tariff adjustment, set against “Electric energy costs”. These records did not affect CPFL Paulista’s income.

Conservatively, and in order to fully comply with the amounts approved by the regulatory agency, provisions of R$ 51,029 and R$ 27,534, respectively, were recorded in the first quarter of 2008 by the subsidiary CPFL Paulista for realization of an asset and a provision for a liability, set against the electric energy costs – overcontracting, relating to seasonal effects and losses, as defined

provisionally by ANEEL. The provision on account of seasonal effects generated a CVA credit of R$ 9,487. These provisions will be maintained until ANEEL concludes its analyses and ratifies the final result of this review.

Since similar transactions were performed between the subsidiaries CPFL Piratininga and CPFL Brasil, the same provisions procedure was applied in CPFL Piratininga. A provision of R$ 14,453 related to reassessment of CCEE (increase of R$ 4,945 in CCEE income and reduction of R$ 9,507 in CCEE cost, respectively) and a provision of R$ 45,398 in overcontracting for CCEE operations and losses.

Also in relation to the CCEE reassessment, a provision of R$ 71,879 was recorded in CPFL Brasil for accounts payable to CCEE (note 17), set against R$ 66,438 (reversal of income) of CCEE sales and R$ 5,441 in financial expenses.

In the consolidated statements, the effects on income of the provisions made in relation to ANEEL's understanding as to overcontracting of energy in the provisional tariff adjustment was R$ 186,352 (R$ 111,895 net of taxes).

b.3) Reajuste tarifário

By establishing the Annual Tariff Adjustment Rate ("IRT") of the subsidiary CPFL Paulista on April 3, 2007, in Ratification Resolution No. 445, and in order to review the PIS and COFINS amounts of the generators, ANEEL recalculated the electric energy cost of the first 2005 IRT initial contracts of the subsidiary CPFL Paulista. As the cost of electric energy affects adjustment of the consumer tariff and calculation of CVA, the recalculation, which resulted in a reduction in the average energy price, generated a liability to be reimbursed to the consumers and an additional CVA asset. Also, the CVA amounts approved by ANEEL in the 2007 IRT excluded the surpluses of the electric energy contracts, in accordance with item 61 of ANEEL Technical Note nº 069 of March 22, 2007. Accordingly, these effects basically explain the adjustments made in the first quarter of 2007 of R$ 98,635, recorded in "Other Accounts Payable", and R$ 177,710, recorded in "Deferral of Tariff Costs", both set against "Cost of Electric Energy" (note 25).

In addition to the CVA (see item "c"), the main additional financial components of the assets and liabilities recorded are as follows:

• Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated by applying the current legislation, and those incorporated into tariff until April 2005 for the subsidiary CPFL Paulista and October 2005 for the subsidiary CPFL Piratininga.

The amounts approved in 2006 and 2007 were recorded in the "Prepaid Expenses" account and will be amortized until April 2008.

In view of the discussions in respect of the nature of this credit, the Company conservatively opted to record a liability of the same assets amount, posted in the account "Other Accounts Payable" (note 22), which is monetarily restated based on the variation of the IGP-M.

• Overcontracting

The electricity distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. The distribution

17

concessionaires are also guaranteed that costs or income derived from overcontracting of electric energy will be passed on to the tariffs, limited to 3% of the energy load requirement. See item b.3 for further details on movement during this period.

The constitution and amortization of overcontracting are being recorded as "Prepaid Expenses" (note 9) and set against a credit recorded in the "Cost of Electric Energy" (note 25).

• Discounts on the TUSD and Irrigation

The subsidiaries record regulatory assets, relating to (i) the special discounts applied on the TUSD related to the supply of electricity from alternative sources, and on (ii) activities of irrigation and aquaculture.

The provisions and realization of the discounts on the TUSD and irrigation are recorded in "Consumers, Concessionaires and Licensees" and set against the "Revenue from Electricity Sales" (Note 24) account.

The following table shows the changes in the items described above, relating to tariff review and Adjustments, occurred during the quarter ended March 31, 2008:

						Consolidated							
Description	Tariff review- Remuneration base (b.1)	Tariff review - Depreciation (b.1)	Tariff adjustment- Other asset and liability (1)	PIS and Cofins - Generators pass-through (b.3)		Tariff review - Refund to consumer- IRT 2005 and 2006 recalculated (b.3)	Increase in PIS and COFINS (b.3)		Overcontracting (b.3)		Discounts on the TUSD and irrigation (b.3)	Refund to consumer - Irrigation (b.3)	Total
				Asset (2)	Liability		Asset	Liability	Asset	Liability			
Balance as of December 31,2007	1,443	13,147	20,361	1,210	(8)	(26,213)	25,097	(113,964)	110,309	(142)	83,872	-	115,112
Constitution	728	-	4,907	622	-	-	-	-	11,327	(4,030)	10,344	(2,070)	21,828
Restatement	22	-	-	-	-	-	72	(2,648)	-	-	1,847	-	(707)
Amortization	(2,193)	(12,199)	(14,743)	(1,317)	8	24,321	(22,773)	-	(1,047)	-	(12,241)	-	(42,184)
Allowance	-	-	-	-	-	-	-	-	(119,535)	(58,319)	-	-	(177,854)
Balance as of March 31,2008	-	948	10,525	515	-	(1,892)	2,396	(116,612)	1,054	(62,491)	83,822	(2,070)	(83,805)

(1) The effects of constitution were recorded in Operating Income R$ 3,748, Energy Cost R$ 1,426, accounts receivable (R$ 224) and Energy Cost (R$ 43).
The effects of amortization were recorded in Operating Income R$ 13,254, Energy Cost R$ 91, Operating Expense R$ 612, Charges for Use of Network R$ 962 and Financial Income R$ 6.
(2) The effects of constitution were recorded in Operating Expense R$ 364 and Operating Income R$ 258. The effects of amortization were recorded in Operating Income R$ 491 and Accounts Receivable R$ 826.

c) Deferred Tariff Costs and Gains Variations ("CVA")

Refer to the mechanism for compensation of the variations in unmanageable costs incurred by the electric power distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff adjustments.

The amounts of CVA are monetarily restated based on the SELIC rate.

18

	Balance as of December 31, 2007	Consolidated Changes			Balance as of March 31, 2008
		Deferral	Amortization	Restatement	
ASSET					
Energy purchased	203,119	173,774	(42,542)	5,379	339,730
System service charge	7,760	8,283	(2,855)	203	13,391
Fuel Consumption Account - CCC	3,856	2,007	(106)	117	5,874
Energy Development Account - CDE	12,659	2,172	(2,392)	305	12,744
Total	**227,394**	**186,236**	**(47,895)**	**6,004**	**371,739**
LIABILITY					
Energy purchased	(195,963)	(64,167)	8,435	(6,751)	(258,446)
System service charge	(29,090)	(4,767)	104	(734)	(34,487)
Fuel consumption account - CCC	(58,816)	4,770	18,167	(1,277)	(37,156)
Total	**(283,869)**	**(64,164)**	**26,706**	**(8,762)**	**(330,089)**

d) Low Income Consumers' Subsidy

Law nº 10.438, of April 26, 2002 and Decree nº 4.336 of August 15, 2002 established new guidelines and criteria for classification of consumer units in the low-income residential sub-category. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with an average monthly consumption in the last 12 months of less than 80kWh, and consumer units with an average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

As the subsidies granted to the consumers should be offset in the ambit of the concessionaire itself, through the tariff charged to the other consumers of the market served, and as the introduction of this new criteria has an impact on the tariff levels, in addition to the principal of reasonable tariffs for the rest of the market, ANEEL established a new methodology for calculating the subsidy, which has been applied monthly since May 2002.

After ratification by ANEEL, the amounts calculated using this new methodology should be settled as follows:

• For months in which losses are recorded by the concessionaire, the amounts should be reimbursed through granting of an economic subsidy by Eletrobrás (Governmental institution), through the Energy Development Account – CDE.

• For months in which gains are recorded by the concessionaire, the amounts should be reimbursed to the customer through a reduction in the annual tariff adjustments.

The movements in the balances in the quarter as of March 31, 2008, are as follows:

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	Consolidated	
	Asset	**Liability**
Balances as of December 31, 2007	**55,967**	**(8,624)**
Gain (Loss) of revenue	7,643	(933)
Amortization of tariff adjustment	(107)	454
Receivables approved by ANEEL	(24,014)	-
Monetary restatement	-	(105)
Balances as of March 31, 2008	**39,489**	**(9,208)**

(4) CASH AND BANKS

	Parent Company		Consolidated	
	March 31,2008	**December 31, 2007**	**March 31,2008**	**December 31, 2007**
Bank deposits	623	216	189,293	679,937
Short-term financial investments	4,267	17,587	957,955	426,371
Total	**4,890**	**17,803**	**1,147,248**	**1,106,308**

The short-term financial investments refer to operations with financial institutions under normal market conditions and rates, mainly remunerated based on the variation of the CDI, and are available for use in the operations of the Company and its subsidiaries.

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance mainly refers to electricity sales activities as of March 31, 2008 and December 31, 2007, as follows:

	Consolidated				
	Balances	Past due		Total	
	Coming due	Up to 90 days	More than 90 days	March 31,2008	December 31, 2007
Current					
Consumer Categories					
Residential	237,753	175,843	27,723	441,319	425,219
Industrial	186,293	59,739	37,155	283,187	284,661
Commercial	103,259	48,669	29,266	181,194	181,987
Rural	24,137	7,395	1,826	33,358	40,954
Public administration	29,319	4,422	2,565	36,306	38,172
Public lighting	51,715	3,626	37,876	93,217	66,484
Public service	25,419	7,703	4,413	37,535	41,407
Billed	**657,895**	**307,397**	**140,824**	**1,106,116**	**1,078,884**
Unbilled	436,246	-	-	436,246	421,552
Financing of consumers' debts	24,320	2,740	8,744	35,804	40,860
Regulatory asset (note 3)	87,535	-	-	87,535	85,966
CCEE transactions (a)	77,970	-	-	77,970	38,876
Concessionaires and licensees (b)	90,421	535	4	90,960	85,682
Other	45,422	-	-	45,422	65,968
Total	**1,419,809**	**310,672**	**149,572**	**1,880,053**	**1,817,788**
Noncurrent					
Financing of consumers' debts	143,819	-	-	143,819	152,549
CCEE transactions (a)	41,798	-	-	41,798	41,797
Regulatory asset (note 3)	6,358	-	-	6,358	20,668
Total	**191,975**	**-**	**-**	**191,975**	**215,014**

a) Electric Energy Trading Chamber ("CCEE") transactions

The amounts refer to the accounting records of the Electric Energy Trading Chamber – CCEE for the period September 2000 to March 2008. As of March 31, 2008, a provision of R$ 53,040 was recorded relating to the application to the CCEE for reassessment, as mentioned in note 3 b.2. The non-current amount receivable for energy sales as of March 31, 2008 mainly comprises: (i) legal adjustments, made as the result of suits brought by agents in the sector; (ii) lawsuits challenging the CCEE accounting for the period September 2000 to December 2002; (iii) provisional accounting entries made by the CCEE; (iv) amounts negotiated bilaterally pending settlement. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision were posted in the accounts.

b) Concessionaires and Licensees

Refers basically to accounts receivable in respect of the supply of electricity to other Concessionaires and Licensees, mainly by the subsidiaries CPFL Geração and CPFL Brasil, and to certain transactions

relating to the partial spin-off of Bandeirante by the subsidiary CPFL Piratininga. The amounts are set off against accounts payable, through a settlement of accounts.

(6) FINANCIAL INVESTMENTS

In April 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electricity Agreement between Companhia Energética de São Paulo ("CESP") (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds derived from the acquisition of energy produced by that company for CPFL Brasil.

As of March 31, 2008 the short-term balance is R$ 37,243 (R$ 34,555 as of December 31, 2007), and the long-term balance is R$ 93,659 (R$ 97,521 as of December 31, 2007). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is being amortized in monthly installments of amounts corresponding to the purchase of energy.

(7) RECOVERABLE TAXES

	Parent Company		Consolidated	
	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
Current				
Social contribution prepayments - CSLL	-	501	7,273	8,653
Income tax prepayments - IRPJ	-	1,351	6,186	10,051
Social contribution and income tax	32,235	-	46,701	10,766
Withholding income tax - IRRF	1,160	29,974	26,038	71,825
ICMS (State VAT)	-	-	65,753	64,221
PIS (Tax on revenue)	-	-	2,619	2,457
COFINS (Tax on revenue)	-	9	9,529	8,594
INSS (Social security)	-	-	2,257	1,831
Other	73	64	4,369	3,356
Total	**33,468**	**31,899**	**170,725**	**181,754**
Noncurrent				
Social contribution tax - CSLL	-	-	25,314	24,966
Income tax - IRPJ	-	-	857	840
PIS (Tax on revenue)	2,787	2,787	3,043	3,044
COFINS (Tax on revenue)	-	-	859	859
ICMS (State VAT)	-	-	68,533	69,508
INSS (Social security)	-	-	97	-
Other	-	-	578	730
Total	**2,787**	**2,787**	**99,281**	**99,947**

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(8) ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Consolidated
Balance as of December 31,2007	**(95,639)**
Additional allowance recorded	(14,311)
Recovery of revenue	7,219
Write-off of accounts receivable	11,735
Balance as of March 31,2008	**(90,996)**

(9) PREPAID EXPENSES

	Consolidated			
	Current		Noncurrent	
	March 31,2008	December 31, 2007	March 31,2008	December 31, 2007
Regulatory asset (note 3)	49,488	183,979	1,015	28,647
Other	19,895	18,742	12,954	14,464
Total	**69,383**	**202,721**	**13,969**	**43,111**

(10) DEFERRED TAXES

10.1 Composition of the tax credits:

	Parent Company		Consolidated	
	March 31,2008	December 31, 2007	March 31,2008	December 31, 2007
Social Contribution Credit on:				
Tax loss carryforwards	15,123	15,123	34,189	34,637
Tax benefit on merged goodwill	-	-	230,406	234,114
Temporarily nondeductible differences	373	807	86,880	68,001
Subtotal	**15,496**	**15,930**	**351,475**	**336,752**
Income Tax Credit on:				
Tax loss carryforwards	60,051	60,051	81,258	83,092
Tax benefit on merged goodwill	-	-	698,029	714,041
Temporarily nondeductible differences	12,216	13,164	251,775	198,576
Subtotal	**72,267**	**73,215**	**1,031,062**	**995,709**
PIS and COFINS Credit on:				
Temporarily nondeductible differences	-	-	19,774	-
Subtotal	-	-	19,774	-
Total	**87,763**	**89,145**	**1,402,311**	**1,332,461**
Short term	9,673	10,107	254,059	168,485
Long term	78,090	79,038	1,148,252	1,163,976
	87,763	**89,145**	**1,402,311**	**1,332,461**

23

The projections of future results that guided and support the recording of deferred tax credits of the Company and its subsidiaries were approved by the Boards of Directors and examined by the Audit Committees. For the quarter ended in March 31, 2008, management does not expect relevant changes in the projections disclosed in the financial statements as of December 31, 2007.

10.2 – Tax Credit on Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on purchase and is recorded in accordance with CVM Instructions nº 319/1999 and nº 349/2001. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the net projected profit of the subsidiaries during the remaining term of the concession, as shown in note 13.2.

	Consolidated			
	March 31, 2008		**December 31, 2007**	
	Social Contribution Tax (CSLL)	**Income Tax (IRPJ)**	**Social Contribution Tax (CSLL)**	**Income Tax (IRPJ)**
CPFL Paulista	120,783	335,508	123,187	342,186
CPFL Piratininga	26,855	92,087	27,377	93,863
RGE	68,344	189,848	68,584	195,202
CPFL Santa Cruz	8,130	25,563	8,465	26,616
CPFL Leste Paulista	1,901	5,282	1,964	5,455
CPFL Sul Paulista	1,862	5,174	1,924	5,344
CPFL Jaguari	1,778	4,939	1,837	5,102
CPFL Mococa	753	2,089	776	2,157
CPFL Geração	-	37,539	-	38,116
Total	**230,406**	**698,029**	**234,114**	**714,041**

24

10.3 - Temporary nondeductible differences balance:

	Consolidated				
	March 31, 2008			December 31, 2007	
	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	PIS and COFINS	Social Contribution Tax (CSLL)	Income Tax (IRPJ)
Reserve for contingencies	12,266	45,017	-	12,262	44,745
Pension plan expenses	5,676	16,763	-	5,914	17,425
Allowance for doubtful accounts	8,367	23,238	-	8,883	24,672
Provision for losses on the realization of RTE	192	534	-	404	1,121
Research and development and Energy efficiency programs	13,695	38,039	-	14,000	38,888
Profit sharing	2,224	6,724	-	1,604	5,138
Differences on revaluation rates	10,414	29,135	-	11,109	30,859
Regulatory liabilities – Increase on PIS and COFINS	9,882	27,449	-	8,105	22,512
Provision for CCEE reassessment and overcontracting (note 3.b.2)	17,952	49,866	19,774	-	-
Other	6,212	15,010	-	5,720	13,216
Total	**86,880**	**251,775**	**19,774**	**68,001**	**198,576**

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters ended March 31, 2008 and 2007:

	Parent Company			
	March 31,2008		March 31,2007	
	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	Social Contribution Tax (CSLL)	Income Tax (IRPJ)
Income before CSLL and IRPJ	**274,449**	**274,449**	**473,682**	**473,682**
Adjustments to reflect effective rate:				
- Equity in subsidiaries	(322,272)	(322,272)	(495,944)	(495,944)
- Goodwill amortization	25,551	32,301	18,657	25,193
- Other permanent additions (deductions), net	617	-	3,894	(21)
Calculation base	(21,655)	(15,522)	289	2,910
Statutory tax rate	9%	25%	9%	25%
Tax (debit) credit result	**1,949**	**3,881**	**(26)**	**(728)**
- Tax credit realized	(434)	(948)	-	-
- Tax credit allocated (not allocated)	(1.949)	(3,881)	-	-
Total	**(434)**	**(948)**	**(26)**	**(728)**

25

	Consolidated			
	March 31,2008		March 31,2007	
	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	Social Contribution Tax (CSLL)	Income Tax (IRPJ)
Income before CSLL and IRPJ	444,401	444,401	677,077	677,077
Adjustments to reflect effective rate:				
- Goodwill amortization	27,064	38,476	18,657	37,969
- CMC realization	3,849	-	4,466	-
- Other permanent additions (deductions), net	(26,122)	3,875	21,669	2,236
Calculation base	449,192	486,752	721,869	717,282
Statutory tax rate	9%	25%	9%	25%
Tax (debit) credit result	(40,427)	(121,688)	(64,968)	(179,321)
- Tax credit realized	(434)	(948)	-	-
- Tax credit allocated (not allocated)	(2,328)	(3,881)	-	40,234
Total	(43,189)	(126,517)	(64,968)	(139,087)

The tax credit of R$ 40,234 allocated in the first quarter of 2007, in the consolidated statements, refers to the tax benefit of the merged goodwill of the indirect subsidiary SEMESA, amortization of which, since the merger, is deductible for income tax purposes. The tax credit not allocated and realized in the quarter is due to the fact that the Company recorded a tax loss in the first quarter and the allocation of credits is limited to projected income over the next 10 years.

(11) OTHER CREDITS

	Consolidated			
	Current		Noncurrent	
	March 31,2008	December 31, 2007	March 31,2008	December 31, 2007
Receivables from CESP	18,005	18,277	17,909	27,204
Receivables from BAESA shareholders	-	-	31,794	31,794
Advances - Fundação CESP	7,021	5,732	-	-
Pledges, funds and tied deposits	4,722	3,137	162,270	139,181
Orders in progress	12,026	19,018	-	-
Services rendered to third parties	20,158	19,979	-	-
Reimbursement RGR	4,285	3,340	707	707
Advance energy purchase agreements	9,557	8,129	29,074	29,845
Other	30,325	33,740	3,083	3,089
Total	106,099	111,352	244,837	231,820

26

(12) ADVANCE FOR FUTURE CAPITAL INCREASE

	Parent Company	
	March 31, 2008	December 31, 2007
Perácio	409,310	409,310
Total	**409,310**	**409,310**

(13) INVESTMENTS

	Parent Company		Consolidated	
	March 31,2008	December 31, 2007	March 31,2008	December 31, 2007
Permanent equity interests	3,399,786	3,077,514	-	-
Goodwill / Negative goodwill	1,622,417	1,654,718	1,829,641	1,868,116
Leased assets	-	-	716,380	722,094
Other	-	-	115,476	115,482
Total	**5,022,203**	**4,732,232**	**2,661,497**	**2,705,692**

13.1 - Permanent Equity Interests:

The principal information on the investments in Permanent Equity Interests direct is as follows:

			March 31, 2008			March 31, 2008	December 31, 2007	1st Quarter 2008	1st Quarter 2007
Investment	Number of Shares held	Share of Capital - %	Capital	Shareholders Equity	Net Income	Shareholders Equity Interest		Equity in Subsidiaries	
CPFL Paulista	1,000	100,00%	1,000	669,450	172,062	669,450	497,388	172,062	213,417
CPFL Piratininga	53,031,259	100,00%	47,418	263,320	32,782	263,320	230,538	32,782	89,012
CPFL Serra	-	100,00%	-	-	-	-	-	-	33,704
RGE	807,168	100,00%	830,924	1,137,275	40,000	1,137,275	1,097,275	40,000	-
Nova 4	-	100,00%	-	-	-	-	-	-	(4,725)
CPFL Santa Cruz	371,772	99,99%	78,167	124,544	4,410	124,534	120,124	4,410	-
CPFL Geração	205,487,716	100,00%	1,039,618	1,168,927	40,336	1,168,927	1,128,591	40,336	88,700
CPFL Brasil	2,999	100,00%	2,999	28,703	25,105	28,703	3,598	25,105	74,394
CPFL Cone Sul	373	100,00%	-	-	-	-	-	-	1,442
Perácio	-	100,00%	-	7,577	7,577	7,577	-	7,577	-
Total						**3,399,786**	**3,077,514**	**322,272**	**495,944**

The changes in the balance of equity interests over the period refer to the result of equity adjustment.

27

Start of commercial operations of the CASTRO ALVES Hydropower Plant

In March and April 2008, commercial operations began at two generator units of the Castro Alves Hydropower Plant, the total installed capacity of which is 130 MW. The final unit of this plant is scheduled to start operating in May 2008. The portion of the plant's energy relating to CPFL Geração already has energy sales agreements approved by ANEEL and signed with the distributors CPFL Paulista and CPFL Piratininga and the commercial agent CPFL Brasil.

13.2 – Goodwill and negative goodwill:

28

	Consolidated				
	March 31, 2008			**December 31, 2007**	**Amortization Rate - First Quarter 2008**
	Historical Cost	**Accumulated Amortization**	**Net Value**	**Net Value**	
Goodwill on acquisition					
Parent company					
CPFL Paulista	292,033	(43,914)	248,119	253,325	6,23%
CPFL Piratininga	39,065	(5,484)	33,581	34,235	6,70%
CPFL Geração	54,555	(8,878)	45,677	46,519	6,21%
RGE	3,150	(48)	3,102	3,150	6,07%
Other	26	-	26	26	
	388,829	(58,324)	330,505	337,255	
Subsidiaries					
CPFL Jaguariúna	142,793	(9,332)	133,461	137,677	11,81%
ENERCAN	10,233	(543)	9,690	9,814	4,83%
Barra Grande	3,081	(495)	2,586	2,636	6,65%
Foz do Chapecó	7,319	-	7,319	7,319	0,00%
Other	17,518	(9,510)	8,008	8,279	4,99% to 11,65%
	180,944	(19,880)	161,064	165,725	
Subtotal	**569,773**	**(78,204)**	**491,569**	**502,980**	
Goodwill reassessment					
Parent company					
CPFL Paulista	1,074,026	(233,127)	840,899	857,635	6,23%
CPFL Piratininga	115,762	(16,252)	99,510	101,448	6,70%
RGE	310,127	(15,262)	294,865	299,410	5,88%
CPFL Santa Cruz	61,685	(5,047)	56,638	58,970	15,12%
	1,561,600	(269,688)	1,291,912	1,317,463	
Subsidiaries					
CPFL Leste Paulista	21,131	(7,187)	13,944	14,402	8,67%
CPFL Sul Paulista	20,941	(7,284)	13,657	14,107	8,59%
CPFL Jaguari	20,026	(6,986)	13,040	13,468	8,56%
CPFL Mococa	8,444	(2,925)	5,519	5,696	8,49%
	70,542	(24,382)	46,160	47,673	
Subtotal	**1,632,142**	**(294,070)**	**1,338,072**	**1,365,136**	
Total Parent company	**1,950,429**	**(328,012)**	**1,622,417**	**1,654,718**	
Total Consolidated	**2,201,915**	**(372,274)**	**1,829,641**	**1,868,116**	

The goodwill arising from the acquisitions of the equity interests is amortized in proportion to the net income curves projected for the remaining term of the concession contract. The rates are subject to periodical review.

Goodwill on Purchase:

Parent Company: Refers mainly to acquisition of all the shares held by minority shareholders (share merger) of CPFL Geração's in June 2005, CPFL Paulista and CPFL Piratininga in November 2005, and RGE in December 2007.

Goodwill reassessment

In order to comply with ANEEL instructions and avoid the goodwill amortization resulting from the merger of the parent company causing a negative impact on dividends paid to the shareholders, the subsidiaries apply the concepts of CVM Instructions nº 319/1999 and nº 349/2001 in relation to this goodwill. Accordingly, a reserve was recorded, set against to the reserve of subsidiaries' equity, to maintain the integrity of the subsidiaries' equity, so that the effect on the equity reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiaries, and goodwill was recorded in the parent company in order to restore it. The goodwill is amortized by the Company in proportion to the projected net income curves for the remaining term of the subsidiaries' concession.

13.3 - Leased Assets

In the consolidated financial statements, the leased assets refer principally to the assets of the Serra da Mesa Plant, owned by the subsidiary CPFL Geração, leased to the concession holder (FURNAS) for a 30-year period ending in 2028. These assets are depreciated over their estimated useful life at annual rates defined by ANEEL, and in accordance with general conditions of the concession agreement held by FURNAS.

13.4 – Other

Refers mainly to the indirect subsidiary Paulista Lajeado Energia S.A.'s 5.84% participation in the total capital of Investco S/A, comprising 25,829 common shares and 16,412 preferred shares. This investment is recorded on a cost basis. Due to the participation of minority shareholders in the form of (i) preferred shares representing 40.07% of the total capital of Paulista Lajeado, and (ii) beneficiaries (founder-shares) who assign the right to 10% of net income before profit sharing, these effects, totaling R$ 73,471, were registered in consolidated financial statements in the Non-Controlling Shareholders Interest liabilities.

13.5 – Interest on Shareholders' Equity and Dividend:

	Consolidated					
	Dividend		Interest on net equity		Total	
	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007	March 31, 2008	December 31, 2007
Subsidiaries						
CPFL Paulista	405,108	405,108	13,447	13,447	418,555	418,555
CPFL Piratininga	151,397	151,397	6,124	6,124	157,521	157,521
RGE	44,322	44,322	49,350	49,350	93,672	93,672
CPFL Santa Cruz	32,541	32,541	4,670	4,670	37,211	37,211
CPFL Geração	72,623	145,623	29,605	29,605	102,228	175,228
CPFL Brasil	108,678	108,678	-	-	108,678	108,678
Perácio	17,498	17,498	-	-	17,498	17,498
Total	**832,167**	**905,167**	**103,196**	**103,196**	**935,363**	**1,008,363**

(14) PROPERTY, PLANT AND EQUIPMENT

	Consolidated			
	March 31, 2008			December 31, 2007
	Historical Cost	Accumulated Depreciation	Net Value	Net Value
In Service				
- Distribution	7,684,301	(3,914,050)	3,770,251	3,719,784
- Generation	1,780,307	(164,192)	1,616,115	1,345,418
- Commercialization	209,524	(81,100)	128,424	128,665
- Administration	236,606	(153,979)	82,627	82,015
	9,910,738	**(4,313,321)**	**5,597,417**	**5,275,882**
In Progress				
- Distribution	297,442	-	297,442	284,420
- Generation	612,822	-	612,822	802,857
- Commercialization	10,897	-	10,897	13,966
- Administration	29,158	-	29,158	36,078
	950,319	**-**	**950,319**	**1,137,321**
Subtotal	**10,861,057**	**(4,313,321)**	**6,547,736**	**6,413,203**
Other assets not linked to the concession	1,553,786	(861,395)	692,391	701,940
Total of Property, Plant and Equipment	**12,414,843**	**(5,174,716)**	**7,240,127**	**7,115,143**
Special obligations linked to the concession			(943,140)	(919,097)
Net Property, Plant and Equipment			**6,296,987**	**6,196,046**

The average depreciation rate of the assets is approximately 5.0% p.a. for the distributors and 2.6% p.a. for the generators.

(15) INTEREST, LOANS AND FINANCING

	Consolidated							
	March 31, 2008				**December 31, 2007**			
	Interest Current and Non current	**Principal**		**Total**	**Interest Current and Non current**	**Principal**		**Total**
		Current	**Non current**			**Current**	**Non current**	
LOCAL CURRENCY								
BNDES - Power Increases	135	8,704	28,302	37,141	124	7,057	26,521	33,702
BNDES - Investment	11,113	233,343	1,595,294	1,839,750	6,164	237,672	1,637,143	1,880,979
BNDES - Regulatory asset	268	58,360	-	58,628	663	142,216	-	142,879
BNDES - Purchase of assets	16	-	869	885	16	-	869	885
Furnas Centrais Elétricas S.A.	-	69,499	100,221	169,720	-	47,519	111,665	159,184
Financial Institutions	1,343	82,615	142,356	226,314	45,418	233,752	143,032	422,202
Other	487	30,080	36,495	67,062	607	28,913	26,416	55,936
Subtotal	**13,362**	**482,601**	**1,903,537**	**2,399,500**	**52,992**	**697,129**	**1,945,646**	**2,695,767**
FOREIGN CURRENCY								
IDB	452	3,138	57,349	60,939	669	3,133	59,394	63,196
Financial institutions	11,173	153,262	1,049,807	1,214,242	31,531	162,443	860,064	1,054,038
Subtotal	**11,625**	**156,400**	**1,107,156**	**1,275,181**	**32,200**	**165,576**	**919,458**	**1,117,234**
Total	**24,987**	**639,001**	**3,010,693**	**3,674,681**	**85,192**	**862,705**	**2,865,104**	**3,813,001**

32

LOCAL CURRENCY	Consolidated March 31, 2008	December 31, 2007	Remuneration	Amortization	Collateral
BNDES - Power Increases (PCH's)					
CPFL Geração	4,422	5,022	TJLP + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Geração	32,185	28,080	TJLP + 3.1% a 4.3% p.a.	Monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Geração	217	248	UMBND + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Geração	317	352	UMBND + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
BNDES - Investment					
CPFL Paulista - FINEM I	-	1,700	TJLP + 3.25% p.a.	78 monthly installments from October 2000 and October 2001	Revenue
CPFL Paulista - FINEM II	174,419	190,161	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM III	120,413	125,574	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
RGE - FINEM I	124,394	136,740	TJLP + 3.5% to 5.0% p.a.	monthly installments from October 2000 to December 2012	Revenue collection/Promissory Notes/Reserve Account
RGE - FINEM II	3,104	4,062	UMBNDES + 4.5% p.a (1)	36 monthly installments from February 2006	Revenue collection/reserve account
CPFL Piratininga - FINEM I	64,946	70,808	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	84,323	87,937	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
BAESA	162,939	166,751	TJLP + 3.125% p.a.	144 monthly installments from September 2006	Letters of Credit
BAESA	33,305	34,725	UMBND + 3.125% p.a. (1)	144 monthly installments from November 2006	Letters of Credit
ENERCAN	364,030	372,079	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	21,881	22,688	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	281,380	277,903	TJLP + 5% p.a.	168 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	40,957	40,703	UMBND + 5% p.a. (2)	168 monthly installments from February 2006	Guarantee of CPFL Energia
CERAN	113,287	104,116	TJLP + 3.69% p.a. (average of percentage)	168 monthly installments from November 2008	Guarantee of CPFL Energia
Foz do Chapecó	250,372	245,032	TJLP + 2.49% to 2.95% p.a.	192 monthly installments from October 2011	Pledge of shares, credit rights and revenue
BNDES - Regulatory asset					
CPFL Paulista - Parcel "A"	56,819	139,760	Selic + 1.0 % p.a.	13 monthly installments from May 2007	Receivables
RGE - Free Energy	-	494	Selic + 1.0 % p.a.	60 monthly installments from March 2003	Revenue
CPFL Sul Paulista - RTE	1,809	2,267	Selic + 1.0 % p.a.	79 monthly installments from March 2002	Receivables
CPFL Geração - Free Energy	-	358	Selic + 1.0 % p.a.	60 monthly installments from March 2003	Guarantee of CPFL Paulista
BNDES - Purchase of assets					
CPFL Brasil	885	885	TJLP + 2.84% p.a.	36 monthly installments from May 2009	Linked to the asset
Furnas Centrais Elétricas S.A.					
CPFL Geração	169,720	159,184	IGP-M + 10% p.a.	24 monthly installments from June 2008	Energy produced by plant
Financial Institutions					
Parent company					
Banco Unibanco	76,425	-	Pre fixed rate 12.55% p.a. (5)	1 installment in June 2008	No guarantee
CPFL Paulista					
Banco do Brasil - Law 8727	49,268	49,675	IGPM variation + 7.42% p.a.	240 monthly installments from May 1994	Receivables
RGE					
Banco Itaú BBA	100,621	103,425	106% of CDI	1 installment in March 2011	No guarantee
Banco Santander II	-	57,690	104.5% of CDI	1 installment in January 2008	No guarantee
Banco ABN AMRO Real	-	84,419	107.5% of CDI (3)	2 installments in January and 1 installment in February 2008	No guarantee
Banco do Brasil	-	38,481	105% of CDI	1 installment in January 2008	No guarantee
Foz do Chapecó					
Banco Bradesco	-	88,512	104.6%, 106.8% and 107.6% of CDI	1 installment in January 2008	No guarantee
Other					
Eletrobrás					
CPFL Paulista	10,542	11,369	RGR + rate variable of 6% to 9% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
CPFL Piratininga	2,270	2,444	5% p.a.	Various	Receivables/Promissory notes
RGE	5,084	5,183	RGR + 6%	120 monthly installments from August 2006	Revenue/Promissory notes
CPFL Santa Cruz	6,501	6,764	5% p.a.	100 to 120 monthly installments from December 2002	Revenue

LOCAL CURRENCY	Consolidated March 31, 2008	December 31, 2007	Remuneration	Amortization	Collateral
CPFL Sul Paulista	1,229	1,250	5% to 9% p.a.	120 monthly installments from August 2007	Revenue
CPFL Jaguari	1,842	1,892	5% to 9% p.a.	120 monthly installments from June 2007	Revenue
CPFL Mococa	38	39	5% to 9% p.a.	120 monthly installments from January 2008	Revenue
Outros	347	356			
Total Local Currency	**2,360,291**	**2,669,128**			
Foreign currency					
Financial Institutions					
Parent Company					
Banco Safra	-	183,756	Yen + 1.5% p.a. (6)	1 installment in April 2008	No guarantee
CPFL Paulista					
New Money Bond	9,642	9,610	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	848	845	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	860	857	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	12,525	12,434	US$ + 6-month Libor + 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	15,700	15,650	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Banco do Brasil	22,470	22,412	Yen + 5.7778% p.a. (4)	1 installment in January 2011	No guarantee
ABN AMRO	86,087	83,139	Yen + 1.4824% p.a. (7)	1 installment in August 2009	No guarantee
Total Foreign Currency - Parent company	-	**183,756**			
Total Foreign Currency	**452,520**	**664,585**			
Total	**2,812,811**	**3,333,713**			

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to

(1) 100% of CDI	(5) 115.5% of CDI	(9) 104.2% to 104.5% of CDI
(2) 100.00% and 152.9% of CDI	(6) 112% of CDI	(10) 104.5% and 107.6% of CDI
(3) 107.5% of CDI	(7) 102.9% of CDI	(11) 96.2% to 97.15% of CDI
(4) 103.5% and 105.5% of CDI	(8) 106.0% of CDI	(12) 104.5% of CDI

Main funding in the period:

Local Currency

BNDES - Investment (CERAN) – In the quarter, installments of the loan contracted in February 2004 from the BNDES, amounting to R$ 9,342 (R$ 6,072 in proportion to the participation of the subsidiary CPFL Geração), were released to the indirect subsidiary for financing of the 14 de Julho project.

Foreign Currency

Financial Institutions – (CPFL Piratininga) – the subsidiary contracted a foreign currency loan of R$ 42,428 from Banco BNP Paribás in March 2008, in order to reinforce working capital.

Financial Institutions – (CPFL Energia) – In the quarter, the Company contracted foreign currency loans of R$ 100,000 from Banco Safra, and R$ 76,000 from Banco Unibanco, to increase working capital.

Financial Institutions - (CPFL Geração) – In order to honor existing commitments, during the quarter the subsidiary carried out a transaction to repay existing loans of R$ 230,617 from Banco do Brasil and contracted a new credit line of R$ 406,760 from the same financial institution, significantly extending the due dates.

SWAP OPERATIONS

The net gains and losses on the swap operations made by the Company and its subsidiaries, including contracting on short-term operations, are recorded, net, under Derivatives, and corresponding amounts are recognized under financial income or expense. These operations resulted, in March 31, 2008, in an asset of R$ 67,392 and a liability of R$ 45,151 (asset of R$ 995 and a liability of R$ 176,739 as of December 31, 2007).

RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants, including clauses that require the Company and its subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2007.

ENERCAN's loan from the BNDES and IDB establishes restrictive clauses that require the subsidiary to maintain certain financial ratios within preestablished parameters. As a result of the damage that occurred in the bypass tunnels of the Campos Novos hydropower plant, which caused the postponement of the start of the commercial operations of the three generator sets, generation of the cash required to meet certain contractual obligations by the deadline originally foreseen was delayed. ENERCAN's management has already asked the respective financial institutions to review the contractual parameters, and has obtained confirmation that this review will not involve declaration of early maturity of the loan contract.

The management of the Company, except for the mentioned above, monitor these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the Company's management, these restrictive covenants and clauses are being adequately complied with.

(16) DEBENTURES

					Consolidated							
					Balances as of							
					March 31, 2008				December 31, 2007			
	Issued	Remuneration	Amortization Conditions	Collateral	Interest	Current	Non current	Total	Interest	Current	Non current	Total
Parent Company												
3rd issue												
Unique series	45,000	CDI + 0.45% p.a. (1)	3 annual installments from September 2012	Unsecured	3,737	-	450,000	453,737	15,983	-	450,000	465,983
CPFL Paulista												
2nd issue												
1st serie	11,968	109% of the CDI	July 1, 2009.	Unsecured	3,310	-	119,680	122,990	7,109	-	119,680	126,789
2nd serie	13,032	IGP-M + 9.8% p.a.	July 1, 2009.	Unsecured	11,358	-	158,990	170,348	7,368	-	155,217	162,585
3rd issue					-	-	-	-	-	-	-	-
1st serie	64,000	104.4% of CDI	3 annual installments from December 2011	Guarantee of CPFL Energia	22,701	-	640,000	662,701	5,328	-	640,000	645,328
					37,369	**-**	**918,670**	**956,039**	**19,805**	**-**	**914,897**	**934,702**
CPFL Piratininga												
1st issue												
Unique serie	40,000	104% of the CDI	2 annual installments from January 2010	Guarantee of CPFL Energia	10,548	-	400,000	410,548	22,641	-	400,000	422,641
RGE												
2nd issue												
1st serie	2,620	IGP-M + 9.6% p.a.	1 installment in April 1, 2011	Unsecured	5,072	-	26,200	31,272	3,660	-	26,200	29,860
2nd serie	20,380	106.0% of CDI	1 installment in April 1, 2009	Unsecured	11,309	-	203,800	215,109	5,584	-	203,800	209,384
3rd issue												
1st serie	1	CDI + 0.60% p.a. (2)	3 annual installments from December 2011	CPFL Energia guarantee	3,637	-	100,000	103,637	888	-	100,000	100,888
2nd serie	1	CDI + 0.60% p.a. (3)	3 annual installments from December 2013	CPFL Energia guarantee	3,816	-	140,000	143,816	-	-	-	-
3rd serie	1	CDI + 0.60% p.a. (4)	3 annual installments from December 2013	CPFL Energia guarantee	676	-	40,000	40,676	-	-	-	-
					24,510	**-**	**510,000**	**534,510**	**10,132**	**-**	**330,000**	**340,132**
CPFL Geração												
2nd Issue	69,189	TJLP + 4 to 5% p.a.	Semiannual with settlement in June 2009	Guarantee of CPFL Energia, Receivables and CPFL Geração common nominal shares	7,404	150,505	80,806	238,715	1,720	150,416	80,758	232,894
Baesa												
1st serie	9,000	100% of the CDI+ 0.3% p.a.	. Quarterly with settlement in August 2016	Letters of Guarantee	1,506	3,164	23,732	28,402	1,008	3,164	25,560	29,732
2nd serie	9,000	100% of the CDI+ 0.4% p.a.	Annually with settlement in August 2016.	Letters of Guarantee	-	-	9,331	9,331	235	1,037	7,257	8,529
					1,506	**3,164**	**33,063**	**37,733**	**1,243**	**4,201**	**32,817**	**38,261**
					85,074	153,669	2,392,539	2,631,282	71,524	154,617	2,208,472	2,434,613

RGE

On December 1, 2007, the subsidiary RGE issued a third issuance of simple unsecured registered book-entry debentures, without share certificates, not convertible into shares, with no scheduled renegotiation option. The 1st serie, totaling R$ 100,000, was subscribed and paid up in December 2007. The 2nd and 3rd series, totaling R$ 140,000 and R$ 40,000, respectively, were subscribed and paid up in the quarter.

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, including clauses that require the subsidiaries to maintain certain financial ratios within pre-established parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2007. In the opinion of the subsidiary's Management, these restrictive covenants and clauses are being adequately complied with.

(17) SUPPLIERS

	Consolidated	
Current	**March 31, 2008**	**December 31, 2007**
System service charges	8,217	6,126
Energy purchased (a)	673,019	572,498
Electricity network usage charges	94,470	94,931
Materials and services	87,787	148,174
Co-generators	626	5,559
Regulatory liability (note 3)	29,867	35,609
Other	18,456	5,057
Total	**912,442**	**867,954**
Non-Current		
Regulatory liability (note 3)	-	223

(a) As of March 31, 2008 the Company recorded a provision of R$ 71,879 which refers to the CCEE reassessment applied for, as mentioned in note 3.b.2.

(18) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated			
	Current		Non current	
	March 31, 2008	**December 31, 2007**	**March 31,2008**	**December 31, 2007**
ICMS (State VAT)	297,670	294,760	-	-
PIS (Tax on revenue)	12,805	11,668	-	-
COFINS (Tax on revenue)	54,625	52,910	2,034	249
IRPJ (Corporate income tax)	107,830	186,480	9,250	12,140
CSLL (Social contribution tax)	31,372	39,846	3,109	4,140
Other	22,759	18,429	-	-
Total	**527,061**	**604,093**	**14,393**	**16,529**

(19) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social - ELETROCEEE, the indirect subsidiary CPFL Santa Cruz, through BB Previdência – Fundo de Pensão Banco do Brasil, and the subsidiary CPFL Jaguariuna through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

A Proportional Supplementary Defined Benefit ("BSPS") and a Mixed Benefit Plan are currently in effect for the employees of the subsidiary CPFL Paulista.

On modification of the Pension Plan in September 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of the Fundação CESP. This deficit will be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the liability as of March 31, 2008 is R$ 568,143 (R$ 560,190 as of December 31, 2007).

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the subsidiary's predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

A Proportional Supplementary Defined Benefit ("BSPS") and a Mixed Benefit Plan are currently in effect for the employees of CPFL Piratininga.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized on a monthly basis, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance of the liability as of March 31, 2008 is R$ 147,710 (R$ 145,813 as of December 31, 2007).

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

IV – CPFL Santa Cruz

The subsidiary CPFL Santa Cruz plan has a defined benefit plan.

V – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit ("BSPS") and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a monthly basis, in

260 installments, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. As of March 31, 2008, the balance of the liability, which is restated annually in line with the evolution of the actuarial deficit calculated in accordance with the criteria of the Supplementary Pensions Department, was R$ 11,480 (R$ 11,318 as of December 31, 2007).

VI – CPFL Jaguariúna

The plan is structured through the defined contribution type.

The changes in net actuarial liability recorded during this quarter, in line with CVM Resolution nº 371/2000, are as follows:

	March 31, 2008				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Net actuarial liability at the beginning of the quarter	533,948	144,136	(3,520)	9,655	684,219
Income recognized in income statement	(16,580)	(3,091)	(921)	(447)	(21,039)
Sponsor's contributions during the period	(16,684)	(4,605)	-	(353)	(21,642)
Net actuarial liability at the end of the period	**500,684**	**136,440**	**(4,441)**	**8,855**	**641,538**
Other contributions	12,010	236	13,298	160	25,704
TOTAL	**512,694**	**136,676**	**8,857**	**9,015**	**667,242**
Current	40,995	13,274	711	1,104	56,084
Non current	471,699	123,402	8,146	7,911	611,158
	512,694	**136,676**	**8,857**	**9,015**	**667,242**

The (revenues) expenses recognized are as follows:

	1st quarter 2008				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	271	1,143	308	27	1,749
Interest on actuarial liabilities	67,046	16,618	4,003	1,426	89,093
Expected return on assets	(83,889)	(20,505)	(5,843)	(1,865)	(112,102)
Unrecognized cost of past service	-	3	-	-	3
Unrecognized actuarial gains amortization	-	-	(310)	-	(310)
Subtotal	**(16,572)**	**(2,741)**	**(1,842)**	**(412)**	**(21,567)**
Expected contributions from participants	(8)	(350)	-	(35)	(393)
Subtotal	**(16,580)**	**(3,091)**	**(1,842)**	**(447)**	**(21,960)**
Decrease of 50% on prepaid pension expense (*)	-	-	921	-	921
Total	**(16,580)**	**(3,091)**	**(921)**	**(447)**	**(21,039)**

	1st quarter 2007				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	262	1,022	225	22	1,531
Interest on acturial liabilities	64,878	16,272	2,831	1,363	85,344
Expected return on assets	(74,137)	(18,425)	(3,834)	(1,614)	(98,010)
Unrecognized cost of past service	-	3	-	-	3
Unrecognized actuarial gains amortization	-	-	(965)	-	(965)
Subtotal	**(8,997)**	**(1,128)**	**(1,743)**	**(229)**	**(12,097)**
Expected contributions from participants	(9)	(477)	-	-	(486)
Total	**(9,006)**	**(1,605)**	**(1,743)**	**(229)**	**(12,583)**

(*) As the sponsor, RGE matches the participants' contributions to this plan, only 50% was recorded.

The expenses (revenues) were recorded in the following accounts in the statement of operations:

	1st Quarter 2008				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Operating cost	(16,580)	(3,091)	(921)	(447)	(21,039)
Total	**(16,580)**	**(3,091)**	**(921)**	**(447)**	**(21,039)**

	1st Quarter 2007				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Operating cost	(9,006)	(1,605)	(1,743)	13	(12,341)
Operating expenses	-	-	-	(242)	(242)
Total	**(9,006)**	**(1,605)**	**(1,743)**	**(229)**	**(12,583)**

(20) REGULATORY CHARGES

	Consolidated	
	March 31,2008	December 31, 2007
Fee for the use of water resources	1,722	2,327
Global reverse fund - RGR	7,642	5,741
ANEEL inspection fee	1,776	1,873
Fuel consumption account - CCC	29,612	27,195
Energy development account - CDE	32,702	31,560
Total	**73,454**	**68,696**

(21) RESERVE FOR CONTINGENCIES

	Consolidated							
	March 31, 2008				December 31, 2007			
	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)
Labor								
Various	64,288	49,864	14,424	40,432	66,610	51,443	15,167	35,184
Civil								
General damages	16,024	14,209	1,815	25,201	14,716	12,670	2,046	20,509
Tariff increase	12,862	3,423	9,439	7,780	15,872	4,068	11,804	5,998
Energy purchased	40,808	28,167	12,641	-	40,809	28,168	12,641	-
Other	8,070	6,743	1,327	11,728	9,792	8,610	1,182	14,308
	77,764	52,542	25,222	44,709	81,189	53,516	27,673	40,815
Tax								
FINSOCIAL	18,211	18,211	-	33,677	18,171	18,171	-	33,603
Increase on basis - PIS and COFINS	2,651	-	2,651	-	2,592	-	2,592	301
Interest on shareholders' equity - PIS and COFINS	47,888	-	47,888	301	46,811	-	46,811	-
Income tax	54,409	33,163	21,246	384,987	52,400	32,323	20,077	375,267
Other	8,321	3,525	4,796	12,997	8,280	3,423	4,857	12,874
	131,480	54,899	76,581	431,962	128,254	53,917	74,337	422,045
Total	**273,532**	**157,305**	**116,227**	**517,103**	**276,053**	**158,876**	**117,177**	**498,044**

40

The changes in the balances in the quarter ended March 31, 2008, are as follows:

	Consolidated					
	December 31, 2007	Addition	Reversal	Payment	Monetary Restatement	March 31, 2008
Labor	66,610	232	(1,092)	(1,462)	-	64,288
Civil	81,189	2,410	(2,211)	(3,624)	-	77,764
Tax	128,254	3,445	(1,653)	(51)	1,485	131,480
Reserve for contingencies - Gross	**276,053**	**6,087**	**(4,956)**	**(5,137)**	**1,485**	**273,532**
Escrow Deposits (1) + (2)	**656,920**	**22,714**	**(11,442)**	**(4,616)**	**10,832**	**674,408**

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries. Details of the reserves for contingencies are presented on the financial statements as of December 31, 2007.

Possible Losses: The Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of March 31, 2008, the claims relating to possible losses were as follows: (i) R$ 210,357 for labor suits (R$ 211,432 as of December 31, 2007); (ii) R$ 396,882 for civil suits, mainly for civil suits for personal injuries, environmental damages and tariff increases (R$ 398,739 as of December 31, 2007); and (iii) R$ 475,372 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 466,769 as of December 31, 2007).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Interim Financial Statements, or that might result in the significant impact on future earnings.

(22) OTHER ACCOUNTS PAYABLE

	Consolidated			
	Current		Non Current	
	March 31,2008	December 31, 2007	March 31,2008	December 31, 2007
Consumers and concessionaires	53,094	55,724	-	-
Liability regulatory (note 3)	169,934	150,360	23,531	137
Energy Efficiency Program - PEE	39,393	45,241	68,209	59,853
Research & Development - P&D	31,880	34,280	46,547	44,535
National Scientific and Technological Development Fund - FNDCT	25,492	24,220	1,902	3,257
Energy Research Company – EPE	12,676	12,264	637	1,113
Fund for reversal	-	-	17,751	17,751
Advances	12,623	11,475	82,597	82,597
Interest on compulsory loan	3,678	3,954	-	-
Emergency charges (ECE/EAEE)	5,033	4,466	-	-
Provision for environmental expenses	9,529	778	543	3,684
Payroll	6,842	9,617	-	-
Profit sharing	24,809	23,893	-	-
Other	43,573	51,451	6,454	6,565
Total	**438,556**	**427,723**	**248,171**	**219,492**

(23) SHAREHOLDERS' EQUITY

The participations of the shareholders in the Company's equity as of March 31, 2008 and December 31, 2007 are distributed as follows:

	Total Shares			
	March 31, 2008		December 31, 2007	
Shareholders	Common Shares	Interest %	Common Shares	Interest %
VBC Energia S.A.	136,329,808	28.41	136,329,808	28.41
521 Participações S.A.	149,233,727	31.10	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	27,465,653	5.72	27,465,653	5.72
Brumado Holdings S.A.	28,420,052	5.92	28,420,052	5.92
Board Members	3,112	-	3,112	-
Executive Officers	16,564	-	30,964	0.01
Other Shareholders	77,728,511	16.20	77,714,111	16.19
Total	**479,910,938**	**100.00**	**479,910,938**	**100.00**

42

Interest on Shareholders' Equity and Dividend

	Parent Company	
	March 31,2008	December 31, 2007
Interest on Shareholders' Equity Payable	444	445
Dividend Payable		
VBC Energia S.A.	204,217	204,217
521 Participações S.A.	223,547	223,547
Bonaire Participações S.A.	90,947	90,947
BNDES Participações S.A.	41,143	41,143
Other Shareholders	170,306	170,335
Subtotal	**730,160**	**730,189**
Total	**730,604**	**730,634**

(24) OPERATING REVENUES

	Consolidated					
	Customers (*)		GWh (*)		R$ thousand	
Revenue from eletric energy operations	1st Quarter 2008	1st Quarter 2007	1st Quarter 2008	1st Quarter 2007	1st Quarter 2008	1st Quarter 2007
Consumer class						
Residential	5,431,877	5,111,038	2,887	2,687	1,192,745	1,126,334
Industrial	87,723	82,883	3,847	3,875	1,011,109	920,032
Commercial	485,378	463,410	1,771	1,662	648,815	623,192
Rural	240,034	248,804	629	545	117,461	101,981
Public Administration	41,028	38,581	240	223	84,349	79,466
Public Lighting	4,975	3,116	334	311	70,255	66,140
Public Services	6,323	5,916	410	382	112,179	103,541
Billed	**6,297,338**	**5,953,748**	**10,118**	**9,685**	**3,236,913**	**3,020,686**
Own consumption	727	617	8	7	-	-
Unbilled (Net)					14,438	29,734
Emergency charges - ECE/EAEE					4	10
Realization of extraordinary tariff adjustment (note 3 a)					(913)	(55,915)
Realization of free energy (note 3 a)					(242)	(19,724)
Tariff review - Remuneration base (note 3 b.1)					728	2,010
Realization of tariff review - Remuneration base (note 3 b.1)					(2,193)	(6,650)
Tariff review - Depreciation (note 3 b.1)					-	6,310
Realization of tariff review - Depreciation (note 3 b.1)					(12,199)	-
Tariff adjustment -Purchase of electric energy from Itaipu					-	(12,118)
Other financial components					3,748	17,158
Realization of other financial components					(13,254)	(464)
PIS and COFINS - Generators pass-through (note 3 b.3)					258	(10,491)
Realization PIS and COFINS - Generators pass-through (note 3 b.3)					(491)	10,020
Discount of tariff adjustment TUSD and irrigation (note 3.b.3)					8,274	15,171
Realization of discount of tariff adjustment TUSD and irrigation (note 3.b.3)					(12,241)	(3,792)
ELECTRICITY SALES TO FINAL CONSUMERS	**6,298,065**	**5,954,365**	**10,126**	**9,692**	**3,222,830**	**2,991,945**
Furnas Centrais Elétricas S.A.			755	746	80,315	73,715
Other concessionaires and licensees			1,127	675	139,381	43,624
Current electric energy			146	656	(4,165)	14,263
ELECTRICITY SALES TO WHOLESALER			**2,028**	**2,077**	**215,531**	**131,602**
Revenue due to network usage charge - TUSD					191,108	198,529
Low income consumer's subsidy (note 3 d)					7,057	(6,120)
Other revenue and income					45,489	25,772
OTHER OPERATING REVENUES					**243,654**	**218,181**
Total					**3,682,015**	**3,341,728**

(*) Information not reviewed by the independent auditors.

An application was made and recorded in the quarter for reassessment by the CCEE, which effect in the consolidated statements was a reduction of short term sales of R$ 43,745 (see note 3 b.2).

44

(25) COST OF ELECTRIC ENERGY

	Consolidated			
	GWh (*)		R$ thousand	
Electricity purchased for resale	1st quarter 2008	1st quarter 2007	1st quarter 2008	1st quarter 2007
Energy Purchased in Restricted Framework - ACR				
Itaipu Binacional	2,753	2,690	229,565	254,062
Furnas Centrais Elétricas S.A.	311	288	23,448	20,782
CESP - Cia Energética de São Paulo	442	128	34,128	9,244
Cia de Geração de Energia Elétrica do Tietê	75	93	6,622	7,907
Duke Energy Inter. Ger. Paranapanema S.A.	51	323	3,667	30,836
Tractebel Energia S.A.	1,780	2,154	223,543	256,529
Petróleo Brasileiro S.A. Petrobrás	390	389	44,334	44,100
CHESF - Cia Hidro Elétrica do São Francisco	277	150	21,517	10,096
CEMIG - Cia Energética de Minas Gerais	183	68	19,945	5,060
TermoRio S.A.	105	-	20,144	-
Enguia Gen	48	-	18,734	-
AES Uruguaiana Ltda.	323	320	44,864	36,631
Câmara de Comercialização de Energia Elétrica - CCEE	1,197	562	199,459	4,575
Other	748	484	93,374	54,679
	8,683	7,649	983,344	734,501
Energy Purchased in the Free Market - ACL	3,696	4,792	340,507	286,959
	12,379	**12,441**	**1,323,851**	**1,021,460**
Deferral/Amortization liquid effect - CVA	-	-	(5,112)	(142,471)
Overcontracting of energy (note 3 b.2)	-	-	171,604	(20,187)
Refund to consumer - Tariff adjustments (note 3 b.3)	-	-	(24,321)	98,635
Credit of PIS and COFINS	-	-	(116,021)	(86,254)
Others	-	-	538	-
Subtotal	**12,379**	**12,441**	**1,350,539**	**871,183**
Electricity Network Usage Charge				
Basic network charges	-	-	174,875	155,565
Charges for transmission from Itaipu	-	-	17,349	15,391
Connection charges	-	-	15,150	12,226
System Service Charges - ESS	-	-	7,756	8,805
	-	-	215,130	191,987
Net effect of deferral and amortization - CVA	-	-	6,425	4,631
Credit of PIS and COFINS	-	-	(19,429)	(16,625)
Subtotal	**-**	**-**	**202,126**	**179,993**
Total	**12,379**	**12,441**	**1,552,665**	**1,051,176**

(*) Information not reviewed by the independent auditors

(26) OPERATING EXPENSES

	Parent Company		Consolidated	
Sales Expenses	1st quarter 2008	1st quarter 2007	1st quarter 2008	1st quarter 2007
Personnel	-	-	19,059	12,227
Materials	-	-	705	435
Outside services	-	-	12,318	13,741
Allowance for doubtful accounts	-	-	7,092	11,806
Depreciation and amortization	-	-	2,893	2,204
Collection fee	-	-	11,431	10,706
Other	-	-	2,821	3,597
Total	**-**	**-**	**56,319**	**54,716**
General and Administrative Expenses				
Personnel	554	255	33,400	24,497
Materials	9	18	1,438	905
Outside services	2,934	4,691	34,242	32,395
Leases and rentals	11	72	5,084	972
Depreciation and amortization	25	25	5,171	4,262
Publicity and advertising	173	410	360	988
Legal, judicial and indemnities	175	81	8,112	(175)
Donations, contributions and subsidies	108	-	1,255	963
Other	359	380	7,683	6,128
Total	**4,348**	**5,932**	**96,745**	**70,935**
Other Operating Expenses				
Inspection fee	-	-	5,897	4,851
RTE and free energy losses	-	-	362	254
Other operating expenses	-	-	402	3
Total	**-**	**-**	**6,661**	**5,108**
Amortization of merged goodwill	-	-	9,530	8,164
Total Operating expenses	**4,348**	**5,932**	**169,255**	**138,923**

(27) FINANCIAL INCOME (EXPENSE)

Financial Income	Parent Company		Consolidated	
	1st quarter 2008	1st quarter 2007	1st quarter 2008	1st quarter 2007
Income from financial investments	7,585	6,453	30,355	26,288
Arrears of interest and fines	-	-	29,682	25,669
Interest on prepaid income and social contribution taxes	857	738	1,797	2,336
Monetary variation on escrow deposits	-	-	11,164	1,279
Monetary and exchange variations	-	-	9,969	126
Interest - CVA and Parcel "A"	-	-	9,298	24,336
Discount on purchase of ICMS credit	-	-	3,812	3,289
Interest - Extraordinary tariff adjustment (note 3 a)	-	-	172	8,869
Other	3,645	902	12,816	9,952
Total	12,087	8,093	109,065	102,144

Financial Expense				
Debt charges	(15,239)	(9)	(132,240)	(122,002)
Banking expenses	(12)	(254)	(1,394)	(20,059)
Monetary and exchange variations	(5,590)	(187)	(41,821)	(22,201)
Interest on intercompany loans	-	-	13	-
Other	(1,434)	(643)	(12,954)	(10,498)
Subotal	(22,275)	(1,093)	(188,396)	(174,760)
Goodwill amortization	(32,301)	(25,193)	(38,476)	(34,430)
Total	**(54,576)**	**(26,286)**	**(226,872)**	**(209,190)**
Net financial expenses	**(42,489)**	**(18,193)**	**(117,807)**	**(107,046)**

(28) FINANCIAL INSTRUMENTS AND OPERATING RISKS

28.1 RISK CONSIDERATIONS

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect business are related basically to fluctuations in exchange rates and interest, credit, energy shortages and prepayments of debts. The Company and its subsidiaries manage these risks in such a way as to minimize them through the compensation mechanism ("CVA"), contracting swap operations, adopting collection policies, obtaining guarantees and cutting off supplies to defaulting customers and monitoring contractual obligations.

28.2 VALUATION OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

As of March 31, 2008, the principal financial asset and liability instruments of the Company and its subsidiaries are as follows:

- Cash and banks – with market values approximately equivalent to the amounts stated in the balance sheets (note 4);
- Investments – investments are valued by the equity method accounting (note 13);
- Regulatory Assets and Liabilities – the amounts are recorded in accordance with the criteria defined by ANEEL rules and instructions (note 3);
- Loans and Financing - are valued in accordance with the criteria stipulated in the contracts and the characteristics defined in note 15;
- Debentures – may be traded on the market and are valued in accordance with the criteria stipulated at the time of issue and the characteristics defined in note 16.

The book values of the main financial instruments for the Company and its subsidiaries compared with the market funding amounts as of March 31, 2008 and December 31, 2007, are as follows:

	Parent Company			
	March 31, 2008		December 31, 2007	
	Book Value	Fair Value	Book Value	Fair Value
Loans and financing (note 15)	180,990	181,298	183,756	181,642
Debêntures (note 16)	453,737	461,927	465,983	474,493
Derivatives (note 15)	(4,148)	(4,014)	47,935	51,724
Total	**630,579**	**639,211**	**697,674**	**707,859**

	Consolidated			
	March 31, 2008		December 31, 2007	
	Book Value	Fair Value	Book Value	Fair Value
Loans and financing (note 15)	3,674,681	3,523,427	3,813,001	3,695,602
Debêntures (note 16)	2,631,282	2,663,545	2,434,613	2,466,855
Derivatives (note 15)	(22,241)	(6,174)	175,744	188,560
Total	**6,283,722**	**6,180,798**	**6,423,358**	**6,351,017**

The estimates of the market value of these financial instruments for the Company and its subsidiaries were based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the end of the quarter and comparisons with average market parameters. In cases where there are no similar transactions in the market, principally relating to the loan linked to the regulatory assets and credits receivable from CESP, the subsidiaries assumed that the market value corresponds to the respective book value.

(29) CHANGE IN THE LEGISLATION – AMENDMENT OF LAW 6.404/76 – LAW 11.638/07

Law 11.638/07 was enacted on December 28, 2007, amending, revoking and adding to the provisions of Brazilian Company Law (Law 6.404/76) relating to preparation and disclosure of Financial Statements. These changes came into effect as from January 1, 2008.

Exclusively to comply with the provisions of CVM Instruction nº 469, of May 2, 2008, the Company analyzed the effects of Law 11.638/2007 on its financial statements for the first quarter of 2008. These analyses cannot be used as a final indication of the actual impact on these financial statements, if the International Accounting Standards Board ("IASB") rulings were applied in their entirety.

The main changes included in this law, which came into effect as from January 1, 2008, and the related impacts to the Company are summarized below:

- Certain financial instruments and derivatives should be recorded at market value.

  As of March 31, 2008, the impact on consolidated financial statements of recording the derivatives, net of taxes, in shareholders' equity and net income for the period would be a decrease of R$ 10,604 and R$ 2,146, respectively. The difference between the accumulated amounts recorded in shareholders' equity and in net income for the period refers to the accumulated adjustment for periods prior to the base date of December 31, 2007. The effects of market valuation of the derivatives are disclosed in Note 28;

- Mandatory registration in fixed assets of the rights on physical assets to be used in maintaining the Company's operations, including those deriving from operations that transfer to the Company the benefits, risks and control of the assets, such as financial leasing.

  Adoption of the requirements of the new law in respect of treatment of leasing operations and considering the orientation included in the IASB ruling IAS 17 – Leases will result in the actual accounting practice change, affecting the manner of recognition for some assets and liabilities. Although, at this moment the related amounts can not be measured, since a survey of historic information in order to quantify the impact and application of this regulation will require a longer period. Management is evaluating all the elements required to obtain a reasonable estimate of the potential effects related to adoption of this requirement.

- Prefixed long term financial assets and liabilities, and short-term assets and liabilities when relevant, should be adjusted to present value when the effects are relevant.

  Based on the rulings issued by the CVM, Company management believes that no significant adjustments are required to the quarterly financial information disclosed.

- The use of deferred assets is restricted to preoperating expenses and to incremental restructuring costs.

  Company management is of the opinion that no significant adjustments are required in relation to this matter.

- Assets and liabilities should be recorded at market value in the case of mergers, amalgamations or spin-offs between unrelated parties and tied to the effective transfer of control.

  The Company was not involved in any transactions of this nature in the quarter.

Additionally, the Company (i) was not affected by the change in the rule for evaluation of investments in associated companies, (ii) did not effect any transactions involving premiums received on the issuing of debentures, donations or investment subsidies, (iii) does not have an accounting policy of revaluation of assets, and (iv) has no remuneration based on shares.

As announced to the market, CVM intends to conclude, in 2008, the regulatory process for the provisions of corporate law that have been altered and that require regulation, and to review all its regulatory rulings on accounting matters, in order to check and eliminate any divergences in relation to the specific changes made by the new law.

The effects of application of the new Law on the Company's quarterly information have been evaluated based on the legislation and regulations in force as of this date, and may still change as a result of regulations to be issued by the appropriate agencies.

(30) SUBSEQUENT EVENTS

30.1 – Distribution of Dividends

The Ordinary and Extraordinary General Meetings held on April 9, 2008 approved the declaration of dividends of R$ 718,889 corresponding to the remaining portion of the net income for 2007.

(31) CASH FLOW

For the period of three months ended March 31, 2008 and 2007
(Stated in thousands of Reais)

	Parent Company		Consolidated	
	March 31, 2008	**March 31, 2007**	**March 31, 2008**	**March 31, 2007**
OPERATING CASH FLOW				
Income for the period	**273,067**	**472,928**	**273,067**	**472,928**
Adjustments to reconcile net income to cash derived from operations				
Non-controlling shareholders' interest	-	-	1,628	94
Monetary restatement of rationing regulatory assets	-	-	(12,391)	(24,490)
Provision for losses on rationing regulatory assets	-	-	363	254
Tariff review and adjustment	-	-	23,478	(642)
Other regulatory assets	-	-	175,439	87,994
Low income consumers' subsidy	-	-	(7,057)	6,120
Depreciation and amortization	32,326	25,218	144,399	131,726
Reserve for contingencies	1,031	635	(950)	(4,935)
Interest, monetary and exchange restatement	4,571	(6,422)	95,797	18,779
Derivative contracts	(52,083)	(40,141)	(197,985)	(4,283)
Pension plan costs	-	-	(21,039)	(13,121)
Equity in subsidiaries	(322,272)	(495,944)	-	-
Loss (gain) on the write-off of permanent assets and investment	-	(1,863)	6,005	2,089
Deferred taxes - assets and liabilities	1,382	185	(81,132)	10,501
Research and development and energy efficiency programs	-	-	(1,158)	(8,536)
Other	-	-	(7,356)	2,119
REDUCTION (INCREASE) IN OPERATING ASSETS				
Consumers, concessionaires and licensees	-	-	(59,510)	45,268
Dividend and interest on equity received	73,000	29,530	-	-
Recoverable taxes	(1,569)	(277)	11,695	42,930
Financial Investments	9,916	(1,638)	(184,938)	(216,869)
Deferred tariff costs variations	-	-	(42,880)	(92,356)
Escrow deposits	-	-	(8,737)	(11,985)
Other operating assets	-	351	34,450	7,959
INCREASE (DECREASE) IN OPERATING LIABILITIES				
Suppliers	(9,161)	(4,307)	44,265	(90,487)
Taxes and social contributions payable	(160)	(49)	(66,824)	9,524
Deferred tariff gains variations	-	-	44,341	75,499
Other liabilities with employee pension plans	-	-	(32,234)	(22,432)
Interest on debts - accrued and paid	(24,253)	(120)	(73,214)	(3,603)
Interest on debts - incorporated interest	-	-	31,485	15,025
Regulatory charges	-	-	4,758	(38,206)
Related parties	-	(2,556)	-	-
Other operating liabilities	37	(8)	28,626	(2,409)
CASH FLOWS PROVIDED BY OPERATIONS	**(14,168)**	**(24,478)**	**122,391**	**394,455**

51

INVESTMENT ACTIVITIES				
Increase in property, plant and equipment	(1)	(3)	(229,402)	(236,872)
Financial investments	-	-	(31,047)	3,686
Redemption of financial investments	8,349	7,669	8,349	7,669
Advance energy purchase agreements	-	-	362	(126)
Increase in special obligations	-	-	15,336	10,250
Additions (reduction) to deferred charges	327	218	(1,728)	(909)
Sale of permanent assets	-	2,635	3,605	11,739
Intercompany loans	5,031	-	-	-
UTILIZATION OF CASH IN INVESTMENTS	**13,706**	**10,519**	**(234,525)**	**(204,563)**
FINANCING ACTIVITIES				
Loans, financing and debentures obtained	351,717	-	993,123	159,428
Payments of loan and debentures	(354,222)	(8,203)	(1,024,200)	(167,455)
Dividend and interest on equity paid	(30)	(48)	(787)	(77)
UTILIZATION OF CASH IN FINANCING	**(2,535)**	**(8,251)**	**(31,864)**	**(8,104)**
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(2,997)**	**(22,210)**	**(143,998)**	**181,788**
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	**5,744**	**25,429**	**927,897**	**540,364**

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	**2,747**	**3,219**	**783,899**	**722,152**
SUPPLEMENTARY INFORMATION				
Social contribution and income tax paid	-	-	477,972	169,556
Interest paid	39,492	129	331,252	88,199

CASH AND CASH EQUIVALENTS	March 31, 2008	December, 2007	March 31, 2007	December, 2006
PARENT COMPANY				
Balance according to Corporation Law	**4,890**	**17,803**	**5,821**	**26,393**
Reclassification - FAS 95 (1)	(2,143)	(12,059)	(2,602)	(964)
Adjusted balance	**2,747**	**5,744**	**3,219**	**25,429**
Consolidated				
Balance according to Corporation Law	**1,147,248**	**1,106,308**	**1,028,907**	**630,250**
Reclassification - FAS 95 (1)	(363,349)	(178,411)	(306,755)	(89,886)
Adjusted balance	**783,899**	**927,897**	**722,152**	**540,364**

(1) Adjustment made to cash and cash equivalents to adjust the Cash Flow Statement to the criteria established by FAS 95 – Statements of Cash Flow. In accordance with this criterion, short term cash investments which, while having immediate liquidity, have maturity dates of more than 90 days, with early redemption subject to their market value, are subject to reclassification to Financial Investments.

(32) ADDED VALUE STATEMENTS

APENDIX II
Added Value Statements
For the period of three months ended March 31, 2008 and 2007
(in thousands of Brazilian Reais)

	Parent Company		Consolidated	
	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007
1 - Revenues	**(986)**	**1,863**	**3,668,126**	**3,327,083**
1.1 Operating revenues	-	-	3,682,015	3,341,728
1.2 Provision for losses on the realization of regulatory assets	-	-	(362)	-
1.3 Allowance for doubtful accounts	-	-	(7,092)	(11,806)
1.4 Nonoperating income (expense)	(986)	1,863	(6,435)	(2,839)
2- (-) Inputs	**(3,758)**	**(5,578)**	**(1,842,829)**	**(1,289,603)**
2.1 - Electricity purchased for resale	-	-	(1,688,115)	(1,154,055)
2.2 - Outsourced services	(2,934)	(4,691)	(86,224)	(75,740)
2.3 - Material	(9)	(18)	(14,381)	(11,024)
2.4 - Other	(815)	(869)	(52,304)	(47,113)
2.5 - Cost of service rendered	-	-	(1,805)	(1,671)
3- Gross added value (1 + 2)	**(4,744)**	**(3,715)**	**1,825,297**	**2,037,480**
4- Retentions	**(32,326)**	**(25,218)**	**(149,361)**	**(134,844)**
4.1 - Depreciation and amortization	(25)	(25)	(101,355)	(92,250)
4.2 - Goodwill amortization	(32,301)	(25,193)	(48,006)	(42,594)
5- Net Added Value Generated (3 + 4)	**(37,070)**	**(28,933)**	**1,675,936**	**1,902,636**
6- Added value received in transfer	**334,359**	**504,036**	**107,437**	**102,050**
6.1 - Financial income	12,087	8,092	109,065	102,144
6.2 - Equity in subsidiaries	322,272	495,944	-	-
6.3 - Non-controlling shareholder's equity	-	-	(1,628)	(94)
7- Added value to be distributed (5 + 6)	**297,289**	**475,103**	**1,783,373**	**2,004,686**
8- Distribution of added value				
8.1 - Personnel and charges	426	216	77,288	68,252
8.2 - Taxes, fees and contributions	1,526	1,047	1,238,124	1,307,290
8.3 - Interest and rentals	22,270	912	194,894	156,216
8.4 - Dividend	-	-	-	-
8.5 - Retained income for the year	273,067	472,928	273,067	472,928
	297,289	**475,103**	**1,783,373**	**2,004,686**

53

05.01 – COMMENTS ON PERFORMANCE OF THE QUARTER

Analysis of Results – CPFL Energia (parent company)

In the 1st quarter of 2008, the net income was R$ 273,067, a decrease of 42.3% (R$ 199,861) compared to the same quarter of the previous year, due mainly to the results of equity in subsidiaries, in relation to the performance of the subsidiaries, as shown below:

	1st quarter 2008	1st quarter 2007
RGE	40,000	-
CPFL Paulista	172,062	213,417
CPFL Piratininga	32,782	89,012
CPFL Geração	40,336	88,700
CPFL Brasil	25,105	74,394
CPFL Serra	-	33,705
CPFL Cone Sul	-	1,441
Nova 4 Participações	-	(4,725)
Perácio Participações	7,577	-
CPFL Santa Cruz	4,410	-
Total	**322,272**	**495,944**

54

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 03/31/2008	4 - 12/31/2007
1	Total assets	15,792,124	15,595,769
1.01	Current assets	4,213,720	4,076,064
1.01.01	Cash and banks	1,147,248	1,106,308
1.01.02	Credits	2,251,087	2,107,427
1.01.02.01	Accounts receivable	2,251,087	2,107,427
1.01.02.01.01	Consumers, concessionaires and licensees	1,880,053	1,817,788
1.01.02.01.02	Financial Investments	37,246	35,039
1.01.02.01.03	Recoverable taxes	170,725	181,754
1.01.02.01.04	(-) Allowance for doubtful accounts	(90,996)	(95,639)
1.01.02.01.05	Deferred taxes	254,059	168,485
1.01.02.02	Other credits	0	0
1.01.03	Materials and suppliers	14,817	14,812
1.01.04	Other	800,568	847,517
1.01.04.01	Deferred tariff costs variations	619,477	532,449
1.01.04.02	Prepaid expenses	69,383	202,721
1.01.04.03	Derivatives contracts	5,609	995
1.01.04.04	Other credits	106,099	111,352
1.02	Noncurrent assets	11,578,404	11,519,705
1.02.01	Long-term assets	2,553,495	2,555,327
1.02.01.01	Other credits	1,542,001	1,576,458
1.02.01.01.01	Consumers, concessionaires and licensees	191,975	215,014
1.02.01.01.02	Financial investments	102,493	97,521
1.02.01.01.03	Recoverable taxes	99,281	99,947
1.02.01.01.04	Deferred taxes	1,148,252	1,163,976
1.02.01.02	Related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	1,011,494	978,869
1.02.01.03.01	Escrow deposits	517,103	498,044
1.02.01.03.02	Deferred tariff costs variations	173,802	205,894
1.02.01.03.03	Prepaid expenses	13,969	43,111
1.02.01.03.04	Derivatives contracts	61,783	0
1.02.01.03.05	Other	244,837	231,820
1.02.02	Permanent assets	9,024,909	8,964,378
1.02.02.01	Investments	2,661,497	2,705,692
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - goodwill	0	0
1.02.02.01.03	Permanent equity interests	0	0
1.02.02.01.04	Permanent equity interests - goodwill	1,829,641	1,868,116
1.02.02.01.05	Other investments	831,856	837,576
1.02.02.02	Property, plant and equipment	6,296,987	6,196,046
1.02.02.02.01	Property, plant and equipment	7,240,127	7,115,143
1.02.02.02.02	(-) Special obligation linked to the concession	(943,140)	(919,097)
1.02.02.03	Intangible	0	0

| 1.03.02.04 | Deferred charges | 66,425 | 62,640 |

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 03/31/2008	4 - 12/31/2007
2	Total liabilities and shareholders' equity	15,792,124	15,595,769
2.01	Current liabilities	3,990,325	4,217,536
2.01.01	Loans and financing	649,418	921,840
2.01.01.01	Accrued interest on debts	10,417	59,135
2.01.01.02	Loans and financing	639,001	862,705
2.01.02	Debentures	238,743	226,141
2.01.02.01	Accrued interest on debentures	85,074	71,524
2.01.02.02	Debentures	153,669	154,617
2.01.03	Suppliers	912,442	867,954
2.01.04	Taxes and social contributions payable	527,061	604,093
2.01.05	Dividends and interest on equity	743,572	743,628
2.01.06	Reserves	780	765
2.01.06.01	Reserve for contingencies	780	765
2.01.07	Due to related parties	0	0
2.01.08	Other	918,309	853,115
2.01.08.01	Employee pension plans	56,084	64,484
2.01.08.02	Regulatory charges	73,454	68,696
2.01.08.03	Accrued liabilities	39,608	43,987
2.01.08.04	Deferred tariff gains variations	310,602	230,038
2.01.08.05	Derivative contracts	5	18,187
2.01.08.06	Other	438,556	427,723
2.02	Noncurrent liabilities	6,484,283	6,335,270
2.02.01	Long-term liabilities	6,484,283	6,335,270
2.02.01.01	Loans and financing	3,025,263	2,891,161
2.02.01.01.01	Accrued interest on debts	14,570	26,057
2.02.01.01.02	Loans and financing	3,010,693	2,865,104
2.02.01.02	Debentures	2,392,539	2,208,472
2.02.01.03	Reserves	115,447	116,412
2.02.01.03.01	Reserve for contingencies	115,447	116,412
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	951,034	1,119,225
2.02.01.06.01	Suppliers	0	223
2.02.01.06.02	Employee pension plans	611,158	656,040
2.02.01.06.03	Taxes and social contributions payable	14,393	16,529
2.02.01.06.04	Deferred tariff gains variations	32,166	68,389
2.02.01.06.05	Derivative contracts	45,146	158,552
2.02.01.06.06	Other	248,171	219,492
2.02.02	Deferred income	0	0
2.03	Non-controlling shareholders' interest	89,615	88,129
2.04	Shareholders' equity	5,227,901	4,954,834

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

2.04.01	Capital	4,741,175	4,741,175
2.04.02	Capital reserves	16	16
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	0	0
2.04.04	Profit reserves	213,643	213,643
2.04.04.01	Legal reserves	213,643	213,643
2.04.04.02	Statutory reserves	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Profit retention	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Accumulated profit	273,067	0
2.04.06	Advance for future capital increase	0	0

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2008 to 03/31/2008	4 - 01/01/2008 to 03/31/2008	5 - 01/01/2007 to 03/31/2007	6 - 01/01/2007 to 03/31/2007
3.01	Operating revenues	3,682,015	3,682,015	3,341,728	3,341,728
3.02	Deductions from operating revenues	(1,197,531)	(1,197,531)	(1,188,534)	(1,188,534)
3.03	Net operating revenues	2,484,484	2,484,484	2,153,194	2,153,194
3.04	Cost of electricity energy services	(1,746,586)	(1,746,586)	(1,227,309)	(1,227,309)
3.04.01	Electricity purchased for resale	(1,350,539)	(1,350,539)	(871,183)	(871,183)
3.04.02	Electricity network usage charges	(202,126)	(202,126)	(179,993)	(179,993)
3.04.03	Personnel	(66,823)	(66,823)	(60,338)	(60,338)
3.04.04	Employee pension plans	21,039	21,039	12,341	12,341
3.04.05	Material	(11,728)	(11,728)	(9,333)	(9,333)
3.04.06	Outsourced services	(37,483)	(37,483)	(27,499)	(27,499)
3.04.07	Depreciation and amortization	(88,329)	(88,329)	(82,666)	(82,666)
3.04.08	Other	(10,597)	(10,597)	(8,638)	(8,638)
3.05	Gross operating income	737,898	737,898	925,885	925,885
3.06	Operating expenses/income	(287,062)	(287,062)	(245,969)	(245,969)
3.06.01	Sales and marketing	(56,319)	(56,319)	(54,716)	(54,716)
3.06.02	General and administrative	(96,745)	(96,745)	(70,935)	(70,935)

59

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2008 to 03/31/2008	4 - 01/01/2008 to 03/31/2008	5 - 01/01/2007 to 03/31/2007	6 - 01/01/2007 to 03/31/2007
3.06.03	Financial	(117,807)	(117,807)	(107,046)	(107,046)
3.06.03.01	Financial income	109,065	109,065	102,144	102,144
3.06.03.02	Financial expenses	(226,872)	(226,872)	(209,190)	(209,190)
3.06.03.02.01	Interest on shareholders' equity	(38,476)	(38,476)	(34,430)	(34,430)
3.06.03.02.02	Goodwill amortization	(188,396)	(188,396)	(174,760)	(174,760)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(16,191)	(16,191)	(13,272)	(13,272)
3.06.05.01	Merged goodwill	(9,530)	(9,530)	(8,164)	(8,164)
3.06.05.02	Other	(6,661)	(6,661)	(5,108)	(5,108)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income (loss) from operations	450,836	450,836	679,916	679,916
3.08	Nonoperating income (expense)	(6,435)	(6,435)	(2,839)	(2,839)
3.08.01	Income	1,717	1,717	3,305	3,305
3.08.02	Expenses	(8,152)	(8,152)	(6,144)	(6,144)
3.09	Income before taxes on income and minority interest	444,401	444,401	677,077	677,077
3.10	Income tax and social contribution	(226,418)	(226,418)	(193,856)	(193,856)
3.10.01	Social contribution	(60,742)	(60,742)	(50,584)	(50,584)
3.10.02	Income tax	(165,676)	(165,676)	(143,272)	(143,272)
3.11	Deferred income tax and social contribution	56,712	56,712	(10,199)	(10,199)
3.11.01	Deferred Social contribution	17,553	17,553	(14,384)	(14,384)
3.11.02	Deferred Income tax	39,159	39,159	4,185	4,185
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0

60

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2008 to 03/31/2008	4 - 01/01/2008 to 03/31/2008	5 - 01/01/2007 to 03/31/2007	6 - 01/01/2007 to 03/31/2007
3.14	Non-controlling shareholder's interest	(1,628)	(1,628)	(94)	(94)
3.15	Net income (loss) for the period	273,067	273,067	472,928	472,928
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,910,938	479,910,938	479,756,730	479,756,730
	EARNINGS PER SHARE	0.56900	0.56900	0.98577	0.98577
	LOSSES PER SHARE				

61

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER

Analysis of Results – CPFL Energia Consolidated

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Information (Consolidated - R$ thousands)	Parent company			Consolidated		
	March 31,2008	March 31,2007	Variation	March 31,2008	March 31,2007	Variation
GROSS REVENUE	-	-	-	3,682,015	3,341,728	10.2%
Electricity sales to final consumers	-	-	-	3,222,830	2,991,945	7.7%
Electricity sales to wholesaler	-	-	-	215,531	131,602	63.8%
Other operating revenues	-	-	-	243,654	218,181	11.7%
DEDUCTION FROM OPERATING REVENUE	-	-	-	(1,197,531)	(1,188,534)	0.8%
NET OPERATING REVENUE	-	-	-	2,484,484	2,153,194	15.4%
ENERGY COST	-	-	-	(1,552,665)	(1,051,176)	47.7%
Electricity purchased for resale	-	-	-	(1,350,539)	(871,183)	55.0%
Electricity network usage charges	-	-	-	(202,126)	(179,993)	12.3%
OPERATING COST/EXPENSE	(4,348)	(5,932)	-26.7%	(363,176)	(315,056)	15.3%
Personnel	(554)	(255)	117.3%	(119,470)	(97,275)	22.8%
Employee pension plan	-	-	-	21,039	12,583	67.2%
Material	(9)	(18)	-50.0%	(14,451)	(11,046)	30.8%
Outsourced Services	(2,934)	(4,691)	-37.5%	(85,543)	(74,185)	15.3%
Depreciation and Amortization	(25)	(25)	-	(96,535)	(89,279)	8.1%
Merged Goodwill Amortization	-	-	-	(9,544)	(8,164)	16.9%
Other	(826)	(943)	-12.4%	(58,672)	(47,690)	23.0%
INCOME FROM ELECTRIC UTILITY SERVICES	(4,348)	(5,932)	-26.7%	568,643	786,962	-27.7%
FINANCIAL INCOME (EXPENSE)	(42,489)	(18,193)	133.5%	(117,807)	(107,046)	10.1%
Income	12,087	8,093	49.4%	109,065	102,144	6.8%
Expenses	(54,576)	(26,286)	107.6%	(226,872)	(209,190)	8.5%
Net expense	(42,489)	(18,193)	133.5%	(117,807)	(107,046)	10.1%
EQUITY IN SUBSIDIARIES	322,272	495,944	-35.0%	-	-	0.0%
OPERATING INCOME	275,435	471,819	-41.6%	450,836	679,916	-33.7%
NON-OPERATING INCOME (EXPENSE)	(986)	1,863	-152.9%	(6,435)	(2,839)	126.7%
Income	-	1,863	-100.0%	1,717	3,305	-48.0%
Expenses	(986)	-	-	(8,152)	(6,144)	32.7%
INCOME BEFORE TAX	274,449	473,682	-42.1%	444,401	677,077	-34.4%
Social contribution	(434)	(26)	1569.2%	(43,189)	(64,968)	-33.5%
Income tax	(948)	(728)	30.2%	(126,517)	(139,087)	-9.0%
INCOME BEFORE MINORITY INTEREST AND REVERSALS	273,067	472,928	-42.3%	274,695	473,022	-41.9%
Minority interest	-	-	-	(1,628)	(94)	0.0%
NET INCOME FOR THE PERIOD	273,067	472,928	-42.3%	273,067	472,928	-42.3%
EBITDA	(5,309)	(4,044)	31.3%	645,620	868,889	-25.7%

Net Income for the Period and EBITDA Reconciliation (*)

NET INCOME FOR THE PERIOD	273,067	472,928	273,067	472,928
Employee pension plan	-	-	(21,039)	(12,583)
Depreciation and amortization	25	25	106,079	97,443
Financial income (expense)	42,489	18,193	117,807	107,046
Equity in subsidiaries	(322,272)	(495,944)	-	-
Social contribution	434	26	43,189	64,968
Income Ttax	948	728	126,517	139,087
EBITDA	(5,309)	(4,044)	645,620	868,889

(*) information not reviewed by the Independent Auditors

Comparing the results of the periods, the following factors that generated income in the quarter, with no equivalent in the previous quarter, should be taken into consideration:

i.   Operational start-up in the quarter of the first turbine of the Castro Alves hydropower plant, part of the CERAN energy complex, in March 2008;

ii. Operational start-up of ENERCAN, in February 2007;

iii. In June 2007, CPFL Energia acquired 100% of the shares of CPFL Jaguariúna, income from which has been fully consolidated as from July 2007.

Gross Operating Income

In the first quarter of 2008, the gross operating income amounted to R$ 3,682,015, an increase of 10.2% (R$ 340,287) compared to the same period of the previous year.

The main factors that contributed to this variation were:

i.   An increase of R$ 230,885 in the supply of electric energy, due mainly to an increase of 4.5% in the amount of energy sold to end users and 2.6% in the average prices charged;

ii. An increase of R$ 95,757 in the electric energy supplied to other Concessionaires and Licensee, mainly as a result of energy commercialization by CPFL Brasil;

iii. A reduction of R$ 43,745 in the energy sold in the CCEE due to the effects of the tariff review for CPFL Paulista (see note 3 b.2).

- **Quantity of Energy Sold**

    The amount of energy sold to end consumers increased by 4.5% in the first quarter of 2008, largely due to the additional amount of energy added by the acquisition of CPFL Jaguariúna and subsidiaries, which were responsible for an increase of 3.3% in the period.

The increase in the amount of energy sold to end consumers related mainly to the energy distributed to the residential, commercial and rural categories, which increased by 7.4%, 6.3% and 15.3%, respectively. The quantities sold to the industrial category dropped slightly by 0.7%, due to the reduction in the sale by CPFL Brasil to independent customers, which was offset by the higher sales under bilateral agreements. The growth in CPFL Energia's concession areas, which affected both the supply billed and the TUSD charged, was 8.1% in the first quarter of 2008, compared to the same period of the previous year. Eliminating the gain from the purchase of CPFL Jaguariúna, the growth would be 4.8% .

Deductions from Operating Income

The deductions from operating income amounted to R$ 1,197,531 in the first quarter of 2008, an increase of 0.8% in relation to the same quarter of 2007, due mainly to (i) a reduction of R$ 59,559 in the CCC sector charge and (ii) an increase in the taxes on sales in line with the increase in operating income.

Cost of Electric Energy

The Cost of Electric Energy totaled R$1,552,665 in the quarter, an increase of 47.7% in relation to the same period of the previous year.

In the first quarter of 2008, Electric Energy Purchased for Resale amounted to R$ 1,350,539, an increase of 55.0% (R$ 479,356) compared to the same quarter of the previous year. The main reasons were:

i. A cost increase of R$ 137,168 in relation to the regulatory overcontracting asset/liability, due to the adjustments made as a result of the tariff review (see note 3.b.3);

ii. The start of amortization of R$ 58,336 of Parcel "A", in this quarter, by CPFL Paulista in relation to energy purchased and charges (see note 3.a);

iii. The effects of recalculation of the 2005 and 2006 IRT of CPFL Paulista, made in the previous year at the time of the 2007 tariff adjustment, which generated an additional CVA asset of R$ 177,710 and a regulatory liability – refund to the consumer of R$ 98,635 (reduction of R$ 79,075 in net cost in that year – see note 3.b.2);

iv. Acquisition of CPFL Jaguariúna, generating an increase in the cost of electric energy of R$ 34,040;

v. The increase of R$ 26,091 in the cost of electric energy for the generators compared with the same quarter of 2007 is mainly due to the purchases made by the Castro Alves plant, amounting to R$ 19,784, due to the delay in energy generation and the commitment assumed to deliver energy already contracted, and to the energy acquisition cost of R$ 4,560 paid by the subsidiaries Baesa and Enercan due to the lack of rain in the period;

vi. Increase of R$ 53,548 on purchased energy in the Free Market ("Ambiente de Contratação Livre – ACL");

vii. Price adjustment in relation to inflation passed on in the period.

Although there was an increase of 4.5% in the amount of energy sold, energy purchases remained stable. This was mainly due to the energy supplied to the distributors by the generation subsidiaries, eliminated in the consolidation process.

Operating Costs and Expense

Operating Cost and Expense amounted to R$ 363,176 in the quarter, an increase of 15.3% (R$ 48,120) compared to the same period of the previous year. This increase was mainly due to:

- **Manageable Operating Expenses**

  These comprise costs of Personnel, Material, Outsourced Services and Other Expenses, and totaled R$ 278,136 in the first quarter of 2008, an increase of 20.8% (R$ 47,940) in relation to the same quarter of 2007. In addition to the adjustments in relation to inflation for the period, the increase was due to (i) the effects of the operational start-up of Castro Alves (CERAN complex) and acquisition of CPFL Jaguariúna (R$ 20,184), (ii) provision for taxes of Fundação CESP paid by the sponsors (R$ 3,979) and (iii) increase in the expense for outsourced services due to the activities carried out by our commercial agents (R$ 6,482).

- **Private Pension Plan**

  The Private Pension Plan recorded income of R$ 21,039 in the quarter (R$ 8,456 higher than in the same period of 2007). The variation was mainly due to the anticipated earnings on the plan's assets, in accordance with the Actuarial Report of December 2007.

- **Depreciation and Amortization**

    The increase of 8.1% (R$ 7.3 million) refers basically to the effects of ENERCAN (R$ 2.5 million) and CPFL Jaguariúna (R$ 2.7 million).

Financial Income (Loss)

The net financial results for the quarter were an expense of R$ 117,807, in comparison with R$ 107,046 in the same period of 2007, due mainly to:

i.   The increase in monetary and exchange charges related to the higher indebtedness, due to issuing of debentures amounting to R$ 450,000 for the acquisition of CPFL Jaguariúna and the operational start-up of Enercan and Ceran, amounting to R$ 8,557 and R$ 2,429, respectively;

ii.   A reduction of R$ 18,665 in banking expense, mainly due to suspension of the Provisional Contribution on Financial Movement - CPMF;

iii. A reduction of R$ 23,735 in financial income in relation to interest on regulatory assets, mainly due to realization of the Extraordinary Tariff Adjustment (RTE) and Parcel "A" and the reduction in the indexes for restating a portion of the regulatory assets;

iv.   Favorable impact on the financial result of the reduction in the indexes, including the CDI and the TJLP.

Social Contribution and Income Tax

Taxes on income amounted to R$ 169,706 in the first quarter of 2008, a reduction of 16.8% (R$ 34,349) in relation to the same quarter of 2007, due to (i) the reduction in the pre-tax profit and (ii) recording, in March 2007, of the income tax credit of R$ 40,234, resulting from the merger of SEMESA's operations by CPFL Geração.

Net Income and EBITDA

Due to the factors mentioned above, with the emphasis on the effect of R$ 186,352 (R$ 111,895 net of taxes) in relation to the adjustments of overcontracting of energy, the net income recorded in the quarter was R$ 273,067, 42.3% (R$ 199,861) lower than the same period of 2007.

The adjusted EBITDA (Net income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (loss), equity pick-up, social contribution, income tax and extraordinary item) for the first quarter of 2008 was R$ 645,620, 25.7% (R$ 223,269) less than the EBITDA for the same period of 2007.

09.01 INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - EQUITY IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)	
01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	41.63
COMMERCIAL, INDUSTRIAL AND OTHER				999,996	999,996
02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	25.19
COMMERCIAL, INDUSTRIAL AND OTHER				205,487,715,790	205,487,715,790
03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	CLOSED SUBSIDIARY	100.00	2.63
COMMERCIAL, INDUSTRIAL AND OTHER				2,998,565	2,998,565
04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	10.60
COMMERCIAL, INDUSTRIAL AND OTHER				53,031,258,896	53.031.258.896
05	RIO GRANDE ENERGIA S/A	02.016.439/0001-38	PUBLIC SUBSIDIARY	99.76	29.25
COMMERCIAL, INDUSTRIAL AND OTHER				804,776,417	804,776,417

66

10.01 CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ISSUE ORDER NUMBER	3
3 - REGISTRATION NUMBER WITH CVM	CVM/SRE/DEB/2007/042
4 - DATE OF REGISTRATION WITH CVM	10/25/2007
5 - ISSUED SERIES	UN
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 - ISSUE DATE	09/03/2007
9 - DUE DATE	09/03/2014
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - REMUNERATION CONDITIONS PREVAILING	CDI + 0.45%
12 - PREMIUM/DISCOUNT	
13 - NOMINAL VALUE (Reais)	10,000.00
14 - ISSUED AMOUNT (Thousands of Reais)	450,000
15 - NUMBER OF DEBENTURES ISSUED (UNIT)	45,000
16 - OUTSTANDING DEBENTURES (UNIT)	45,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF NEXT EVENT	09/03/2012

15.01 – INVESTMENTS

(Not reviewed by independent auditors)

Our principal capital expenditure in the last years have been for the maintenance and upgrading of our distribution network and generation projects. The following table sets forth our capital expenditure for the first quarter of 2008, as well as the three years ended December 31, 2007, 2006 and 2005.

	In million of R$			
		Year Ended December 31,		
	Three Months	**2007**	**2006**	**2005**
Distribution:				
CPFL Paulista	62	291	245	189
CPFL Piratininga	29	144	131	86
RGE	37	221	151	93
CPFL Santa Cruz	4	11	-	-
CPFL Jaguariúna	3	9	-	-
Total distribution	**136**	**676**	**527**	**368**
Generation	**91**	**445**	**266**	**255**
Commercialization	**2**	**9**	**4**	**4**
Other	**1**	**2**	**-**	**-**
Total	**229**	**1,132**	**797**	**627**

We plan to make capital expenditures totaling approximately R$ 1,233 million in 2008 and approximately R$ 1,126 million in 2009. Of total budgeted capital expenditure over this period, R$ 1,505 million is for distribution, R$ 815 million is for generation, R$ 0.4 million is for holding and R$ 39 million is for commercialization.

16.01 OTHER IMPORTANT INFORMATION ON THE COMPANY

Additional information – New Market

Position of the shareholders of **CPFL Energia S/A** with more than 5% of the shares holding voting rights, as of March 31, 2008:

Shareholders	Common Shares	Interest - %
VBC Energia S.A.	136,329,808	28.41
521 Participações S.A.	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.65
BNDES Participações S.A.	27,465,653	5.72
Brumado Holdings S.A.	28,420,052	5.92
Board of directors	3,112	-
Executive officers	16,564	-
Other shareholders	77,728,511	16.20
Total	**479,910,938**	**100.00%**

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of March 31, 2008 and December 31, 2007:

	March 31, 2008		December 31, 2007	
Shareholders	Common Shares	%	Common Shares	%
Controlling shareholders	347,114,888	72.33%	347,114,888	72.33%
Administrator				
Executive officers	16,564	0.00%	30,964	0.01%
Board of directors	3,112	0.00%	3,112	0.00%
Other shareholders – Free float	132,776,374	27.67%	132,761,974	27.66%
Total	**479,910,938**	**100.00%**	**479,910,938**	**100.00%**

Shareholder's composition of VBC Energia S/A with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2008.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	Votorantim Energia Ltda	1,100,652	30.31%	47,018	33.33%	1,147,670	30.42%
(b)	Atila Holdings S/A	550,326	15.15%	23,510	16.67%	573,836	15.21%
(c)	Camargo Corrêa Energia S.A.	1,100,652	30.31%	47,018	33.33%	1,147,670	30.42%
	Other Shareholders	880,225	24.23%	23,515	16.67%	903,740	23.95%
	Total	**3,631,855**	**100.00%**	**141,061**	**100.00%**	**3,772,916**	**100.00%**

(a) Votorantim Energia Ltda

	Shareholders	Quotas	%
(d)	Votorantim Investimentos Industriais S.A.	228,617,352	70.28%
(e)	Companhia Brasileira de Alumínio	70,827,862	21.77%
(f)	Santa Cruz Geração de Energia S.A.	25,855,977	7.95%
	Total	**325,301,191**	**100.00%**

(b) Atila Holdings S.A.

	Shareholders	Quotas	%
(d)	Votorantim Investimentos Industriais S.A.	43,888,284	100.00%
	Total	**43,888,284**	**100.00%**

c) Camargo Corrêa Energia S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(g)	Camargo Corrêa Investimento em Infra-Estrutura S.A.	518,860	100.00%	518,853	100.00%	1,037,713	100.00%
	Other Shareholders	0	0.00%	7	0.00%	7	0.00%
	Total	**518,860**	**100.00%**	**518,860**	**100.00%**	**1,037,720**	**100.00%**

(d) Votorantim Investimentos Industriais S.A.

	Shareholders	Common Shares	%
(h)	Votorantim Participações S.A.	11,165,582,998	100.00%
	Other Shareholders	2	0.00%
	Total	**11,165,583,000**	**100.00%**

e) Companhia Brasileira de Alumínio

	Shareholders	Common Shares	%
(d)	Votorantim Investimentos Industriais S.A.	765,534,496	99.76%
	Other Shareholders	1,874,557	0.24%
	Total	**767,409,053**	**100.00%**

(f) Santa Cruz Geração de Energia S.A.

	Shareholders	Common Shares	%
(e)	Companhia Brasileira de Alumínio	42,105,504	100.00%
	Other Shareholders	6	0.00%
	Total	**42,105,510**	**100.00%**

(g) Camargo Corrêa Investimentos em Infra-Estrutura S.A.

	Shareholders	Common Shares	%
(i)	Camargo Corrêa S.A.	526,206,813	100.00%
	Other Shareholders	7	0.00%
	Total	**526,206,820**	**100.00%**

(h) Votorantim Participações S.A.

	Shareholders	Common Shares	%
(k)	Hejoassu Administração S.A.	5,304,772,480	98.59%
	Other Shareholders	76,106,493	1.41%
	Total	**5,380,878,973**	**100.00%**

(i) Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(j)	Participações Morro Vermelho S.A.	48,940	99.99%	93,099	95.68%	142,039	97.12%
	Other Shareholders	6	0.01%	4,204	4.32%	4,210	2.88%
	Total	**48,946**	**100.00%**	**97,303**	**100.00%**	**146,249**	**100.00%**

(j) Participações Morro Vermelho S.A.

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	4,882,646	33.34%
Renata Camargo Nascimento	4,882,646	33.33%
Regina Camargo Pires Oliveira Dias	4,882,644	33.33%
Other Shareholders	191	0.00%
Total	**14,648,127**	**100.00%**

(k) Hejoassu Administração S.A.

	Shareholders	Common Shares	%
(l)	JEMF Participações S.A.	400,000	25.00%
(m)	AEM Participações S.A.	400,000	25.00%
(n)	ERMAN Participações S.A.	400,000	25.00%
(o)	MRC Participações S.A.	400,000	25.00%
	Total	**1,600,000**	**100.00%**

(l) JEMF Participações S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	José Ermírio de Moraes Neto	228,243,033	33.33%	0	0.00%	228,243,033	33.33%
	José Roberto Ermírio Moraes	228,243,033	33.33%	0	0.00%	228,243,033	33.33%
	Neide Helena de Moraes	228,243,034	33.34%	0	0.00%	228,243,034	33.34%
(m)	AEM Participações S.A.	0	0.00%	300	33.34%	300	0.00%
(n)	ERMAN Participações S.A.	0	0.00%	300	33.33%	300	0.00%
(o)	MRC Participações S.A.	0	0.00%	300	33.33%	300	0.00%
	Total	**684,729,100**	**100.00%**	**900**	**100.00%**	**684,730,000**	**100.00%**

72

(m) AEM Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Antonio Ermírio de Moraes holds the voting rights in relation to all his common shares	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(l) JEMF Participações S.A.	0	0.00%	300	33.34%	300	0.00%
(n) ERMAN Participações S.A.	0	0.00%	300	33.33%	300	0.00%
(o) MRC Participações S.A.	0	0.00%	300	33.33%	300	0.00%
Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(n) ERMAN Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Ermírio Pereira de Moraes holds the voting rights in relation to all his common shares	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(l) JEMF Participações S/A	0	0.00%	300	33.34%	300	0.00%
(m) AEM Participações S/A	0	0.00%	300	33.33%	300	0.00%
(o) MRC Participações S/A	0	0.00%	300	33.33%	300	0.00%
Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(o) MRC Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Maria Helena Moraes Scripilliti holds the voting rights in relation to all her common shares	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(l) JEMF Participações S/A	0	0.00%	300	33.34%	300	0.00%
(n) ERMAN Participações S.A.	0	0.00%	300	33.33%	300	0.00%
(m) AEM Participações S.A.	0	0.00%	300	33.33%	300	0.00%
Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

Shareholder's composition of **521 Participações S.A.** with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2008.

Shareholders	Common Shares	%
Fundo de Investimento Financeiro BB Renda Fixa IV	377,592	15.70%
Fundo Mutuo de Investimento em Ações BB - Free Portfolio I	2,027,402	84.30%
Other Shareholders	6	0.00%
Total	**2,405,000**	**100.00%**

Shareholder's composition of **Bonaire Participações S.A.** with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2008.

Shareholders	Common Shares	%
Energia São Paulo Fundo de Investimento em Participações	66,728,872	100.00%
Other Shareholders	6	0.00%
Total	**66,728,878**	**100.00%**

Shareholder's composition of **BRUMADO HOLDINGS S.A.** with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2008.

	Shareholders	Common Shares	%
(a)	Antares Holding Ltda	980,527,791	100.00%
	Other Shareholders	1	0.00%
	Total	**980,527,792**	**100.00%**

(a) Antares Holding Ltda

	Shareholders	Common Shares	%
(b)	Bradespar S.A.	274,546,567	100.00%
	Other Shareholders	1	0.00%
	Total	**274,546,568**	**100.00%**

(b) Bradespar S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(c)	Cidade de Deus Cia Cial de Participações	44,883,224	36.59%	300,960	0.13%	45,184,184	12.92%
	Fundação Bradesco	18,179,304	14.82%	2,898,984	1.28%	21,078,288	6.03%
	Hedging Griffo (Fundos)	6,323,980	5.16%	17,632,268	7.77%	23,956,248	6.85%
(d)	NCF Participações S.A.	17,147,512	13.98%	-	0.00%	17,147,512	4.90%
	Fundo de Pensões do Banco Espirito Santo	11,900,000	9.70%	-	0.00%	11,900,000	3.40%
	BlackRock, Inc.	-	-	12,541,200	5.52%	12,541,200	3.59%
	Other Shareholders	24,230,484	19.75%	193,651,484	85.30%	217,881,968	62.31%
	Total	**122,664,504**	**100.00%**	**227,024,896**	**100.00%**	**349,689,400**	**100.00%**

(c) Cidade de Deus Cia Cial de Participações

	Shareholders	Common Shares	%
(e)	Nova Cidade de Deus Participações S.A.	2,574,939,991	44.78%
	Fundação Bradesco	1,903,839,616	33.11%
	Lia Maria Aguiar	417,744,408	7.26%
	Lina Maria Aguiar	488,038,330	8.48%
	Other Shareholders	366,156,434	6.37%
	Total	**5,750,718,779**	**100.00%**

(d) NCF Participações S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	14,532,960	25.10%	51,543,858	100.00%	66,076,818	60.38%
(c)	Cidade de Deus Cia Cial de Participações	42,570,192	73.54%	-	-	42,570,192	38.90%
(e)	Nova Cidade de Deus Participações S.A.	787,932	1.36%	-	-	787,932	0.72%
	Total	**57,891,084**	**100.00%**	**51,543,858**	**100.00%**	**109,434,942**	**100.00%**

75

(e) Nova Cidade de Deus Participações S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	101,082,737	46.30%	231,332,928	98.35%	332,415,665	73.29%
(f)	Elo Participações e Investimentos S.A.	117,230,771	53.70%	0	0.00%	117,230,771	25.85%
	Caixa Beneficiente Fund. do Bradesco	0	0%	3,885,487	1.65%	3,885,487	0.86%
	Total	**218,313,508**	**100.00%**	**235,218,415**	**100.00%**	**453,531,923**	**100.00%**

(f) Elo Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Lázaro de Mello Brandão	10,194,242	6.33%	-	0.00%	10,194,242	4.43%
Other Shareholders	150,956,300	93.67%	69,006,686	100.00%	219,962,986	95.57%
Total	**161,150,542**	**100.00%**	**69,006,686**	**100.00%**	**230,157,228**	**100.00%**

Shareholder's composition of **BNDES S.A.** with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2008.

Shareholders	Common Shares	%
Banco Nacional de Desenv.Econômico e Social **(1)**	1	100.00%
Total	**1**	**100.00%**

(1) State agency – Brazilian Federal.

The quantity of shares are expressed in units

Commitment to arbitrage

The Company is committed to arbitrage in the Market Chamber of Arbitrage, in accordance with the Arbitration Clause in Article 44 of the Company's By-Laws.

Annual Social Report / Quarterly 2008 and 2007(*)
Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	1º Quarter 2008 Value (R$ thousand)	1º Quarter 2007 Value (R$ thousand)
Net Revenues (NR)	2,484,484	2,153,194
Operating Result (OR)	450,836	679,916
Gross Payroll (GP)	105,559	89,821

2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Valor (000)	% of GP	% of NR
Food	7,949	7.53%	0.32%	7,045	7.84%	0.33%
Mandatory payroll taxes	29,262	27.72%	1.18%	23,678	26.36%	1.10%
Private pension plan	8,093	7.67%	0.33%	4,976	5.54%	0.23%
Health	8,290	7.85%	0.33%	4,600	5.12%	0.21%
Occupational safety and health	489	0.46%	0.02%	474	0.53%	0.02%
Education	532	0.50%	0.02%	422	0.47%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	1,049	0.99%	0.04%	1,258	1.40%	0.06%
Day-care / allowance	211	0.20%	0.01%	188	0.21%	0.01%
Profit / income sharing	7,565	7.17%	0.30%	7,023	7.82%	0.33%
Others	1,150	1.09%	0.05%	1,231	1.37%	0.06%
Total - internal social indicators	64,589	61.19%	2.60%	50,895	56.66%	2.36%

3 - External Social Indicators	Valor (000)	% of OR	% of NR	Valor (000)	% of OR	% of NR
Education	0	0.00%.	0.00%	0	0.00%	0.00%
Culture	1,512	0.34%	0.06%	1,122	0.17%	0.05%
Health and sanitation	0	0.00%	0.00%	169	0.02%	0.01%
Sport	0	0.00%	0.00%	0	0.00%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	1,000	0.22%	0.04%	61	0.01%	0.00%
Total contributions to society	2,512	0.56%	0.10%	1,352	0.20%	0.06%
Taxes (excluding payroll taxes)	1,184,919	262.83%	47.69%	1,259,676	185.27%	58.50%
Total - external social indicators	1,187,431	263.38%	47.79%	1,,261,028	185.47%	58.57%

4 - Environmental Indicators	Valor (000)	% of OR	% of NR	Valor (000)	% of OR	% of NR
Investments relalated to company production / operation	29,245	6.49%	1.18%	7,638	1.12%	0.35%
Investments in external programs and/or projects	2,626	0.58%	0.11%	1,250	0.18%	0.06%
Total environmental investments	31,871	7.07%	1.28%	8,888	1.31%	0.41%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 0 to 50%	( ) fulfill from 51 to 75% (X) fulfill from 76 to 100%		( ) do not have targets ( ) fulfill from 0 to 50%	( ) fulfill from 51 to 75% (X) fulfill from 76 to 100%	

5 - Staff Indicators	1º Quarter 2008	1º Quarter 2007
Nº of employees at the end of period	7,075	6,214
Nº of employees hired during the period	232	114
Nº of outsourced employees	6,980	5,003
Nº of interns	210	154
Nº of employees above 45 years age	1,655	1,481
Nº of women working at the company	1,186	1,031
% of management position occupied by women	10.31%	11.02%
Nº of Afro-Brazilian employees working at the company	549	445
% of management position occupied by Afro-Brazilian employees	1.03%	0.39%
Nº of employees with disabilities	203	191

6 - Relevant information regarding the exercise of corporate citizenship				1º Quarter 2008		1º Quarter 2007
Ratio of the highest to the lowest compensation at company				73.87		73.54
Total number of work-related accidents				2		13
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) will not get involved	( ) will follow the OIT rules	(X) will motivate and follow OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	(X) are suggested	( ) are required	( ) will not be considered	(X) will be suggested	( ) will be required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) will not get involved	( ) will support	(X) will organize and motivate
Total number of customer complaints and criticisms:	in the company 224,463	in Procon 248	in the Courts 374	in the company 251,783	in Procon 698	in the Courts 845
% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 42.27%	in the company 100%	in Procon 100%	in the Courts 59.21%
Total value-added to distribute (R$ 000):	In first quarter 2008: 1,783,373			In first quarter 2007: 2,004,686		
Value-Added Distribution (VAD):	69% government 4% employees 0% shareholders 11% third parties 16% retained			65% government 3% employees 0% shareholders 8% third parties 24% retained		

7 - Other Information

Consolidated information

In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.

Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Not reviewed by the auditors.

78

17.01 REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent auditors' review report

To
The Shareholders and Directors
CPFL Energia S.A.
São Paulo - SP

1 We have reviewed the accompanying quarterly financial information individual and consolidated of CPFL Energia S.A. as of March 31, 2008, comprising the balance sheet, and the statements of income, cash flows and added value, the performance reports and relevant information, prepared under the responsibility of the Company's Management.

2 The quarterly financial information of the jointly-owned indirect subsidiary BAESA - Energética Barra Grande S.A. as of March 31, 2008 was reviewed by other independent auditors, who issued a qualified special review report on April 22, 2008, with respect to a lack of recognition of a liability resulted from acquisition of energy in February 2008. If the company had recorded the effect of the adjustment, the shareholders equity and the statement of income would be understated in R$ 1,123 thousand, and the effect in the indirect controlling company CPFL Energia S.A. would be R$ 280 thousand. CPFL Energia S.A. values its indirect interest in BAESA - Energética Barra Grande S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. As of March 31, 2008, the balance of this investment is R$ 135,317 thousand, and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is a profit of R$ 3,986 thousand. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information presents proportional assets of R$ 378,443 thousand as of March 31, 2008. Our report, as regards the amounts generated by this company during the aforementioned three-month period is based exclusively on the report of the review conducted by the independent auditors of BAESA - Energética Barra Grande S.A.

3 Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council (CFC), which consisted mainly of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries about the main criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

4 Based on our special review and the review reports issued by other independent auditors, we are not aware of any material modifications that should be made to the quarterly financial information mentioned in paragraph 1 for it to be in conformity with the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information, including the CVM instruction 469/08.

5 As described in note 29, Law 11638 was published on December 28, 2007 applicable as from the January 1, 2008. This law amended, revoked and introduced new provisions to law 6404/76 (Corporation Law) and has introduced changes in accounting practices adopted in Brazil. Although the aforementioned law has already come into force, some changes introduced by it depend on regulation on the part of regulatory agencies in order to be applied by the companies. Accordingly, in this transition stage, the Brazilian Securities Commission (CVM), through CVM instruction 469/08, has made the non-application of all the provisions of Law 11638/07 optional in the preparation of the quarterly information. Accordingly, the information contained in the quarterly information for the quarter ended March 31, 2008 was prepared in accordance with the specific instructions of CVM and do not include all the changes in the accounting practices introduced by Law 11638/07.

6 As mentioned in Note 3, item (b.2) to the quarterly financial information, as result of the second periodical tariff review established on the concession agreement, the Brazilian Electricity Agency (ANEEL) ratified, on a temporary basis, the percentage of the subsidiary Companhia Piratininga de Força e Luz, of -10.11%, to be applied to the tariffs as of October 23, 2007. The possible effects resulting from this final review, if any, will be recorded in the Company's equity and financial position in subsequent periods.

7 As mentioned in Note 3, item (b.2) to the quarterly financial information, as result of the second periodical tariff review established on the concession agreement, the Brazilian Electricity Agency (ANEEL) ratified, on a temporary basis, the percentage of the subsidiary Companhia Paulista de Força e Luz, of -13.61%, to be applied to the tariffs as of April 8, 2008. The possible effects resulting from this final review, if any, will be recorded in the

Company's equity and financial position in subsequent periods.

8 As mentioned in Note 3, item (b.2) to the quarterly financial information, as result of the second periodical tariff review established on the concession agreement, the Brazilian Electricity Agency (ANEEL) ratified, on a temporary basis, the percentage of the subsidiary Rio Grande Energia S.A., of 4.77%, to be applied to the tariffs as of April 19, 2008. The possible effects resulting from this final review, if any, will be recorded in the Company's equity and financial position in subsequent periods.

9 As mentioned in Note 3, item (b.2) to the quarterly financial information, as result of the second periodical tariff review established on the concession agreement, the Brazilian Electricity Agency (ANEEL) ratified, on a temporary basis, the percentage of the subsidiary Companhia Luz e Força Santa Cruz, of -7.13%, to be applied to the tariffs as of February 1, 2008. The possible effects resulting from this final review, if any, will be recorded in the

Company's equity and financial position in subsequent periods.

10 As mentioned in Note 3, item (b.2) to the quarterly financial information, as result of the second periodical tariff review established on the

concession agreement, the Brazilian Electricity Agency (ANEEL) ratified, on a temporary basis, the percentage of the indirect subsidiaries of CPFL Jaguariuna group, Companhia Paulista de Energia Elétrica, Companhia Sul Paulista de Energia Elétrica, Companhia Jaguari de Energia e Companhia Luz e Força Mococa respectively in -1.65%, -3.57%, -1.58% e -5.65% to be applied to the tariffs as of February 1, 2008. The possible effects resulting from this final review, if any, will be recorded in the Company's equity and financial position in subsequent periods.

11 The statements of income, cash flows and added value, individual and consolidated of CPFL Energia S.A. for the three-month period ended March 31, 2007, which are presented for comparative purposes, were reviewed by other independent auditors who issued an unqualified special review report thereon, dated April 24, 2007.

May 9, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça
Accountant CRC 1SP125991/O-0

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a public company and its Comments on the performance in this quarter are attached in the Interim Financial Statements as of March 31, 2008, filed at CVM (Brazilian Securities Commission).

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance in this quarter (the Company and Consolidated) are attached in the Interim Financial Statements as of March 31, 2008, filed at CVM (Brazilian Securities Commission).

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2008 to 03/31/2008	4 - 01/01/2008 to 03/31/2008	5 - 01/01/2007 to 03/31/2007	6 - 01/01/2007 to 03/31/2007
3.01	Operating revenues	435,112	435,112	448,434	448,434
3.02	Deductions from operating revenues	(68,908)	(68,908)	(62,112)	(62,112)
3.03	Net operating revenues	366,204	366,204	386,322	386,322
3.04	Cost of sales and/or services	(321,077)	(321,077)	(270,674)	(270,674)
3.05	Gross operating income	45,127	45,127	115,648	115,648
3.06	Operating expenses/income	(10,496)	(10,496)	(3,163)	(3,163)
3.06.01	Sales and Marketing	(5,173)	(5,173)	(4,267)	(4,267)
3.06.02	General and administrative	(3,584)	(3,584)	(40)	(40)
3.06.03	Financial	(1,739)	(1,739)	1,144	1,144
3.06.03.01	Financial income	4,134	4,134	3,753	3,753
3.06.03.02	Financial expenses	(5,873)	(5,873)	(2,609)	(2,609)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	34,631	34,631	112,485	112,485
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2008 to 03/31/2008	4 - 01/01/2008 to 03/31/2008	5 - 01/01/2007 to 03/31/2007	6 - 01/01/2007 to 03/31/2007
3.09	Income before taxes on income and minority interest	34,631	34,631	112,485	112,485
3.10	Income tax and social contribution	(31,936)	(31,936)	(38,091)	(38,091)
3.11	Deferred income tax and social contribution	22,410	22,410	0	0
3.11.01	Social contribution	5,915	5,915	0	0
3.11.02	Income tax	16,495	16,495	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0
3.15	Net income (loss) for the period	25,105	25,105	74,394	74,394
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	2,998,565	2,998,565	455,996	455,996
	EARNINGS PER SHARE	8.37234	8.37234	163.14617	163.14617
	LOSS PER SHARE				

83

18.02 – COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Gross Revenue

The Gross revenue for the 1st quarter of 2008, which includes the operations of the subsidiaries CLION, Sul Geradora and Cone Sul (from May, 2007), was R$ 435,112, a decrease of 3% in relation to the same quarter of 2007.

Net Income

Net income of R$ 25,105 was recorded in the 1st quarter of 2008, a decrease of R$ 49,289 (66%) compared to the same quarter of 2007. The decrease is due principally to the application for recalculation and reassessment of accounting for energy sales to the CCEE in the period April 2005 to February 2008, which resulted in reversal of revenue in the quarter, restated at the IGP-M rate, of R$ 71.879, or R$ 43,384 after tax. The reassessment was proposed to the CCEE by CPFL Brasil, in connection with the tariff review of CPFL Paulista and CPFL Piratininga, described by CPFL Energia in Note 3.b.2. The effects on CPFL Brasil's income are shown below:

Reversal of income in the CCEE	(66,438)
PIS and COFINS	6,146
Effects on net revenue	(60,292)
Financial expenses	(5,441)
	(65,733)
Income tax and social contribution	22,349
Effects on net income in the period	(43,384)

EBITDA (net income before financial income, income tax and social contribution, depreciation and amortization) for the 1st quarter of 2008 was R$ 36,821, a decrease of 67% in relation to the same quarter of 2007, which amounted to R$ 111,602 (information not reviewed by the Independent Auditors).

Subsidiary: CPFL PIRATININGA DE FORÇA E LUZ

The subsidiary CPFL Piratininga de Força e Luz is a public company and its Comments on the performance in this quarter are attached in the Interim Financial Statements as of March 31, 2008, filed at CVM (Brazilian Securities Commission).

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: RIO GRANDE ENERGIA S.A.

The subsidiary Rio Grande Energia S.A. is a public company and its Comments on the performance in this quarter are attached in the Interim Financial Statements as of March 31, 2008, filed at CVM (Brazilian Securities Commission).

SUMMARY



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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2008


CPFL ENERGIA S.A.


By:	/s/ JOSÉ ANTONIO DE ALMEIDA FILIPPO

Name: **José Antonio de Almeida Filippo**
Title: **Chief Financial Officer and Head of Investor Relations**

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.